     As filed with the Securities and Exchange Commission on August 6, 2001
                                                               Reg. No.

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           TOUCHSTONE RESOURCES, LTD.

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                    --------

                           TOUCHSTONE RESOURCES, LTD.

             (Exact Name of Registrant as specified in its charter)

                                British Columbia
                 (Jurisdiction of incorporation or organization)

                                       N/A
                      (I.R.S. Employer Identification No.)

               1260 - 609 Granville Street, Vancouver, BC, V7Y 1G5
                    (Address of principal executive offices)

                                  713-784-1113
                         (Registrant's Telephone Number)


Securities registered or to be registered pursuant to Section 12(b) of the Act:


NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                           Common Stock, no par value
                                (Title of Class)

PART I                                                                    PAGE

Business......................................................................4

Management's Discussion and Analysis of Financial Condition
and Results of Operations ...................................................12

Properties...................................................................15

Security Ownership of Certain Beneficial Owners and Management...............24

Directors and Executive Officers.............................................26

Executive Compensation.......................................................28

Certain Relationships and Related Transactions...............................28

Description of Securities....................................................29


PART II

Market Price of and Dividends on the Registrant's Common
Equity and Related Stockholder Matters.......................................29

Legal Proceedings............................................................30

Recent Sale of Unregistered Securities.......................................30

Indemnification of Directors and Officers....................................31

Financial Statements........................................................F-1

         Unless otherwise noted, references to "we," "our," or "us" mean Touchstone Resources, Ltd., a public corporation under the Company Act of British Columbia.

                               EXCHANGE RATE DATA

         Unless otherwise indicated, all references in this Registration Statement to "dollars" or "$" are references to U.S. dollars. We maintain our books of account in Canadian dollars, but have provided the Financial Statements in this Form 10-SB in United States dollars. The Financial Statements set out on Pages F-1 to F-18 of this registration statement have been prepared in accordance with U.S. generally accepted accounting principles.

         The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars. Such rates are the number of United States dollars per one Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods. On March 31, 2001, the exchange rate was Cdn$$0.63460 to US$1.00.


                                   Year Ended December 31,
                               ------------------------------
                                1998       1999        2000
                               -------    -------     -------

Rate at end of period          $0.6533    $0.6928     $0.6729
Average rate during period     $0.6747    $0.6731     $0.6794
High                           $0.7121    $0.6917     $0.6619
Low                            $0.6307    $0.6463     $0.6967


                 FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

         This Form 10-SB contains "forward-looking statements" and information relating to our business that are based on our beliefs as well as assumptions made by us or based upon information currently available to us. When used in this Report, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and should" and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our performance in Item 1 "Business." These statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; currency fluctuations; the loss of any significant customers; changes in business strategy or development plans; project performance; availability, terms, and deployment of capital; and availability of qualified personnel; changes in, or failure or inability to comply with, governmental regulations.

PART I
BUSINESS

         Introduction

         We are engaged in the business of acquiring interests in petroleum and natural gas rights, and the exploration for and development, production and sale of, petroleum and natural gas in the United States. We currently hold interests in six project areas. We were incorporated under the name of Murjoh Resources Inc. on October 5, 1982 under the laws of the Province of British Columbia. Effective August 25, 1987, we changed our name to Touchstone Resources, Ltd. We are a public corporation under the Company Act of British Columbia and our common stock is traded on the Canadian Venture Exchange ("CDNX"). Our principal business activities, which are conducted through our wholly owned subsidiaries, Fortis Energy, LLC, and Touchstone Resources USA, Inc., are oil and gas exploration, development, operations, and acquisitions of oil and gas leases. Fortis Energy, LLC is a Texas limited liability company formed on April 17, 1998. Touchstone Resources USA, Inc., is a Texas corporation formed on May 12, 2000.

         The operational office of our subsidiaries is located at Suite 708, 5858 Westheimer, Houston, Texas, 77057. Our address for service and the registered and records office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5.

         History and Development of our Business

         We held a joint exploration agreement with Mobil Exploration & Producing U.S. Inc. and Altura Energy, LLC known as the Waha/Lockridge Area of Mutual Interest in Pecos, Ward and Reeves Counties, Texas for the development and drilling of oil and gas prospects covering an area of 176 square miles. In March 1999, we purchased a 3-D seismic data set from Mobil/Altura. Mobil/Altura had previously identified sixteen 3-D confirmed prospects from the data set to test the Devonian and Ellenburger formations from 13,000 to 20,000 feet.

         In May 1999, we entered into an exploration agreement with Charger Petroleums Inc. of Calgary comprising the Mobil/Altura data set. Under the terms of the Fortis/Charger exploration agreement, Charger was obligated to fund the initial test well, the Ligon State 22 #1 (Back Prospect), to completion and install production facilities at no cost to us.

         On May 20, 1999, we commenced drilling the Ligon State 22 #1 well under the terms of the Mobil/Altura exploration agreement. The Ligon State 22 #1 well was undertaken to test the Delaware, Mississippian, Devonian and Montoya formations to a depth of approximately 14,300 feet for oil and natural gas production. The well was drilled to a depth of 14,500 feet and encountered potential productive sands in the Delaware formation.

         By December 1999, we had completed leasing over 2000 net mineral acres in the Waha/Lockridge 3-D Seismic Area surrounding the Ligon State 22 #1 well. The development is known as the Pecos River Delaware prospect. This prospect was discovered through the drilling of our Ligon State 22 #1 well. Mud logs and electric logs from the Ligon State 22 #1 indicated 25' pay from 4944 feet to 5008 feet in the Upper Bell Canyon member, with good porosity, gold-yellow fluorescence and substantial gas shows. The Ligon State 22 #1 also had excellent mud log shows in the Cherry Canyon member sands of the Delaware Mountain Group from approximately 5800 feet to 6800.

         In January 2001, we farmed out our leases (3,037 acres) and working interest in the Bach Prospect area to Tom Brown, Inc. and TMBR Sharp Drilling Company for the drilling of an 18,500 foot Ellenberger wildcat. We retained a 12.5% working interest in the wildcat which set intermediate casing at 12,147 feet in the Mississippian Lime. Excellent mudlog oil and gas shows were recorded in the above mentioned Delaware Sand section. One cored interval in the Bell Canyon member had oil shows but appears very laminated and probably not productive in this well. Two conventionally cored intervals in the Cherry Canyon member had excellent oil and gas shows with porosity and permeabilities similar to the production zones in the Delaware Basin. It is anticipated that the primary objective, the Ellenberger dolomite, will be reached in August 2001.

         We are currently evaluating several prospects in Waha/Lockridge 3- D Seismic Area and have approached Oxy Permian (successor of Altura) and Exxon (successor to Mobil) for farmouts in the Lockridge and West Waha fields. When the farmouts have been granted, we plan to start drilling a deep gas infield prospect.

         Pursuant to an agreement dated November 19, 1999 with Pan American Energy, L.L.C. of Houston, Texas, we acquired 50% of Pan American's net interest in certain oil and gas properties in Texas in consideration for $363,657. These properties are located in what is known as the Brookshire Field in Waller County, Texas. The interest purchased consisted of leasehold acreage and producing properties. The Brookshire Field is a highly faulted salt dome that lies about 35 miles west of Houston. Since March 1999, it has been the focus of a great deal of interest in the Texas oil and gas industry. A recent discovery well and subsequent development surrounding it has led to intense leasing and drilling activity in the area.

         To date, we have leased over 500 gross mineral acres in the area, and we continue to actively pursue assets in the area. Eight wells have been drilled and completed to date.

         We are planning to continue exploitation of the Brookshire Field properties which includes a ten well drilling program which commenced in April, 2001.

         On August 3, 2000, we entered into an exploration agreement with Blue Star Oil & Gas, Inc. of Dallas, Texas to explore for oil and gas in the Permian Basin of West Texas. We utilized Turning Wave 3-D Tomography to develop prospects in Winkler County. The initial test well in the South Wink Prospect, the Morton/Halley 23/24 No. 1, spudded on October 26, 2000. The well is scheduled for completion in August 2001 to a depth of 17,500 feet. Three additional wells have been drilling and are currently testing potential oil and gas sands encountered in the Morton/Halley 23/24 No. 1 well.

         We are planning a continuous drilling program through 2001 to develop the South Wink Prospect.

         On September 14, 2000, we entered into an exploration agreement with B.J. Resources of Athens, Texas to explore for oil and gas in Henderson, Smith and Van Zandt Counties, Texas. The agreement provides us with access to over 800 square miles of 3-D seismic data and farmouts of 200,000 acres of land covered by the 3-D seismic data. Twenty prospects have been developed that will test the Cotton Valley, Travis Peak, James Lime, Paluxy and Woodbine formations. Together with our partners, we plan to contract a drilling rig for one year to drill the first eight prospects commencing operations in September 2001.

         On February 7, 2001, we entered into an exploration agreement with SKH Management, L.P. of Houston, Texas to explore for oil and gas in Jefferson County, Texas. Under the agreement, we will test four gas prospects in the Hackberry Trend. The Carr Prospect, Jefferson County No. 1 well, spudded on April 12, 2001. We expect to drill four wells in the Hackberry Trend during 2001.

         On April 18, 2001, we entered into an agreement with SKH Management, L.P. to drill the North Hell Hole Bayou Prospect in Vermilion Parish, Louisiana. The initial test well commenced in May 2001 and will be drilled to a depth of 20,000 feet or to a depth sufficient to test the Marg A formation.

         Risk Factors

         An investment in our common stock is speculative and involves a high degree of risk. In addition to the other information contained in this registration statement, you should carefully consider the following risk factors before making an investment decision.

         We have had operating losses and limited revenues to date and do not expect to be profitable in the foreseeable future.

         We have been operating at a loss each year since our inception, and we expect to continue to incur substantial losses for at least the foreseeable future. Net loss applicable to common stockholders for the six months ended March 31, 2001 and the years ended September 30, 1999, and 2000 were approximately $832,808, $157,145 and $594,944 respectively. Through March 31, 2001, we had an accumulated deficit of approximately $1,584,897. We also had limited revenues to date. Revenues for the six months ended March 31, 2001 and the year ended September 30, 1999 and 2000 were $60,400, $0 and $42,075, respectively. Further, we may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in connection with our oil exploration activities. As a result, we expect to continue to experience negative cash flow for at least the foreseeable future and cannot predict when, or even if, we might become profitable.

         Many factors affect our ability to produce oil and gas from our properties. If we are unable to produce oil and/or gas from our properties our operations will be severely affected.

         Our business of exploring for and producing oil and gas involves a substantial risk of investment loss which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Drilling oil and gas wells involves the risk that the wells may be unproductive or that, although productive, the wells do not produce oil and/or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. As with any petroleum property, there can be no assurance that oil and gas will be produced from the properties in which we have interests. In addition, the marketability of oil and gas which may be acquired or discovered, will be affected by numerous factors beyond our control. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but the combination of these factors may result in our not receiving an adequate return on invested capital. There is no assurance that additional crude oil or natural gas in commercial quantities will be discovered through our endeavors.

         If we are unable to adequately fund our development and exploration projects our business and operations will be adversely affected.

         As of March 31, 2001, we had working capital of approximately $787,787 and had development and exploration commitments for the remainder of the 2001 calendar year totaling approximately $8,000,000.

         We have primarily relied on the sale of our equity capital and convertible notes to fund the acquisition, exploration and development of our petroleum properties. We can provide no assurance that additional funding will be available to us for exploration and development of our projects or to fulfill our obligations under any agreements. There can be no assurance that we will be able to generate sufficient operating cash flow or obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to generate such additional operating cash flow or obtain such additional financing could result in delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties.

         Oil and gas exploration poses many potential hazards to workers and property. If we are unable to maintain or fail to obtain adequate insurance we may incur substantial liabilities from the result of personal injury and/or damage to property.

         Although we believe the operator of any properties in which we may acquire interests, will acquire and maintain appropriate insurance coverage in accordance with standard industry practice, we may suffer losses from uninsurable hazards or from hazards which the operator has chosen not to insure against because of high premium costs or other reasons. We intend to engage in participating in the drilling of both exploratory and development wells. Exploratory wells have much greater dry hole risk than do wells which are drilled offsetting established production. We may become subject to liability for pollution, fire, explosion, blow-outs, cratering and oil spills against which it cannot insure or against which it may elect not to insure. Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury. The payment of any such liabilities may have a material, adverse effect on our financial position.

         We depend on the judgment of oil and gas lease brokers and the operators of wells to ensure that there are no deficiencies in the title to the leased property. Serious title deficiencies can render a lease worthless which could have a material adverse affect on our business and operations.

         It is our practice in acquiring oil and gas leases or undivided interests in oil and gas leases not to undergo the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, we will rely upon the judgment of oil and gas lease brokers or landsmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific mineral interest. This practice is widely followed in the oil and gas industry. Prior to the drilling of an oil and gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed oil and gas well is to be drilled to ensure there are no obvious deficiencies in title to the well, however, neither we nor the person or company acting as operator of the well will obtain counsel to examine title to such spacing unit until the well is about to be drilled. It frequently happens, as a result of such examinations, that certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. It does happen, from time to time, that the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired. In such instances, the amount paid for such oil and gas lease or leases is generally lost.

         We are subject to strict environmental regulations. Our failure to comply with such regulations could result in significant fines and/or penalties which would adversely affect our operations.

    Our operations are subject to a variety of federal, state, local and international laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Significant fines and penalties may be imposed for the failure to comply with environmental laws and regulations. Some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances such as oil and gas related products.

         Some environmental protection laws and regulations may expose us to liability arising out of the conduct of operations or conditions caused by others, or for acts which were in compliance with all applicable laws at the time the acts were performed. Changes in the environmental laws and regulations, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities to us. Therefore, there can be no assurance that we will not incur significant environmental compliance costs in the future.

         We are subject to various levels of governmental regulations. Our failure to comply with such regulations could result in significant fines and/or penalties which would adversely affect our operations.

         Oil and gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Legislation affecting the oil and gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases our cost of doing business and, consequently, affects its profitability.

         Market fluctuations in the prices of oil and gas could have adverse affects on our profitability.

         In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. These periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas. The excess or short supply of gas and crude oil has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand. The price of natural gas has exhibited market demand fluctuations; however, because most of the natural gas consumed within the United States is produced within the United States, the price of natural gas has recently exhibited the more dramatic price fluctuations due to extreme weather conditions than crude oil prices have experienced under conditions of high import levels.

         If we are not able to retain the services of our key personnel our business could be adversely affected.

         The success of our operations and activities is dependent to a significant extent on the efforts and abilities of its management. The loss of services of any of our management could have a material adverse effect on our business. We have not obtained key man insurance for any of our management.

         The oil and gas exploration industry is extremely competitive.

         The oil and gas industry is intensely competitive and the Company competes with other companies which have longer operating histories and greater financial resources. Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a worldwide basis. There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers.

         If we cannot fulfill our personnel requirements our operations will be adversely affected.

         The services of our senior management are provided pursuant to management contracts. In the event we need to employ additional personnel, we will need to recruit qualified personnel to staff our operations. We believe that such personnel currently are available at competitive salaries and wages in the geographic areas in which we operate. There can be no assurance, however, that such personnel will always be available in the future. In addition, we cannot be predicted whether the labor staffing at any of the our projects will be unionized, which may result in potentially higher operating costs.

         We have grown our business through acquisitions. In the event we are unable to identify other acquisition targets we may not be able to sustain our current growth rate.

         One element of our strategy is to continue to grow through selected acquisitions that further consolidate the markets in which we operate and through expansion of our operations at existing or new locations. There can be no assurance that any currently planned acquisitions or expansions will be completed; or that any completed, currently planned, or future acquisitions or expansions will be successful in enhancing the operations or profitability of our business; that we will be able to identify suitable additional acquisition candidates or areas for expansion; that we will have the financial ability to consummate additional acquisitions or expansions; or that we will be able to consummate such additional acquisitions or expansions on terms favorable to us.

         The market for our securities has experienced serious volatility. We may continue to experience such volatility in the future.

         In recent years, the securities markets have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like us, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that these price fluctuations will not continue to occur.

         Business Summary and Description of Operations

         We are an independent natural gas and oil company engaged in the exploration, development and acquisition of domestic natural gas and oil properties. Our oil and gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Legislation affecting the oil and gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases our cost of doing business and, consequently, affects our profitability. However, since these regulations generally apply to all oil and gas producers, we believe that these regulations should not put us at a material disadvantage to other oil and gas producers. All of our properties are located in Texas and Louisiana. We are seeking to develop reserves and production through exploratory drilling and subsequent development of prospects originally generated utilizing geological and geophysical expertise. We have recently increased our portfolio of properties through successful acquisitions and are currently working to exploit and develop our property holdings through low risk drilling efforts. We believe that such lower risk projects complement our high potential exploratory prospects in Texas and Louisiana by balancing risk and reducing volatility.

      We believe that our primary strengths are our inventory of exploration and development opportunities, our expertise in generating new prospects and our geographic focus and low-cost operating structure.

         The geographic focus of our operations in Texas and Louisiana enable us to manage a large asset base with a relatively small number of employees and will enable us to add production at a relatively low incremental cost.

         Business Strategy

         Our strategy is to develop reserves and increase our cash flow through the exploration of our Texas and Louisiana prospects and through the selective acquisition of additional properties both offshore and onshore. We implement our strategy by focusing on the following key strengths:

     - High potential exploratory drilling;

     - Low risk exploitation and development drilling in core areas of operation;

     - Use of advanced technology for prospect generation;

     - Opportunistic acquisitions with additional exploratory and/or development potential; and

     - Geographically focused operations.

         HIGH POTENTIAL EXPLORATORY DRILLING IN TEXAS AND LOUISIANA. We are currently drilling five exploratory wells in Texas and two in Louisiana and plan to drill at least six additional exploratory wells in the remainder of 2001, the successful completion of any one of which could substantially increase our reserves. We believe we have assembled a two year inventory of exploration and development drilling opportunities in Texas and Louisiana. We hold interests in fifteen lease blocks, representing 258,000 gross (28,000 net) acres, in Texas and two lease blocks, representing 2,000 gross (185 net) acres in Louisiana. Five lease blocks have current operations. We have a 9% or greater working interest in all seventeen of our lease blocks. Since the beginning of 2000, we have drilled five successful exploratory wells. We anticipate that approximately $6 million of our $9.5 million 2001 capital expenditure budget (excluding acquisitions) will be spent on drilling exploratory wells.

         LOW RISK EXPLOITATION AND DEVELOPMENT DRILLING. We own onshore natural gas and oil properties in Texas and Louisiana. We have drilled or participated in the drilling of eleven successful development wells and five successful exploratory wells. We plan to drill seven development wells during the remainder of 2001. We believe that our lower risk projects complement our high potential properties. In addition, we anticipate that we will continue to acquire properties with exploitation and development potential in our core areas of operation as opportunities arise.

         USE OF ADVANCED TECHNOLOGY FOR IN-HOUSE PROSPECT GENERATION. We generate virtually all our Texas and Louisiana exploration prospects utilizing advanced technology, including 3-D seismic and in-house computer-aided exploration technology, to reduce risks, lower costs and prioritize drilling prospects. We have acquired approximately 526 square miles of 3-D seismic data, including 3-D seismic surveys on 18 of our lease blocks. We have two geologists/geophysicists with industry experience of approximately thirty years each and two geophysical workstations for use in interpreting 3-D seismic data. The availability of 3-D seismic data for our Texas and Louisiana properties at reasonable costs has enabled us to identify multiple exploration and development prospects in our existing inventory of properties and to define possible lease and acquisition prospects.

         OPPORTUNISTIC ACQUISITIONS. Although our primary strategy is to grow our reserves through drilling, we anticipate making opportunistic acquisitions in Texas and Louisiana with exploratory potential and in core areas of operation with exploitation and development potential.

         GEOGRAPHICALLY FOCUSED OPERATIONS. Focusing drilling activities on properties in a relatively concentrated area in Texas and Louisiana allows us to utilize our base of geological, engineering, exploration and production experience in the region. The geographic focus of our operations allows us to manage our asset base with a relatively small number of employees and enables us to add production at relatively low incremental costs. We believe that Texas and Louisiana remain attractive for future exploration and development activities due to the availability of geologic data, remaining reserve potential and the infrastructure of gathering systems, pipelines and providers of drilling services and equipment.

         Competition

         The oil and gas industry is intensely competitive and we compete with other companies which have longer operating histories and greater financial and personnel resources. Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a worldwide basis. There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers.

         Environmental

         Our operations are subject to a variety of federal, state, local and international laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Significant fines and penalties may be imposed for the failure to comply with environmental laws and regulations. Some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances such as oil and gas related products.

         Some environmental protection laws and regulations may expose us to liability arising out of the conduct of operations or conditions caused by others, or for acts which were in compliance with all applicable laws at the time the acts were performed. Changes in the environmental laws and regulations, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities to us.

         Regulatory Matters

         Oil and gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Legislation affecting the oil and gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases our cost of doing business and, consequently, affects our profitability.

         Most states in which we own and operate properties have statutes, rules and regulations governing conservation matters including the unitization or pooling of oil and gas properties, establishment of maximum rates of production from oil and gas wells and the spacing of such wells.

         Oil and gas mineral rights may be held by individuals or corporations and, in certain circumstances, by governments having jurisdiction over the area in which such mineral rights are located. As a general rule, parties holding such mineral rights grant licenses or leases to third parties to facilitate the exploration and development of these mineral rights. The terms of the leases and licenses are generally established to require timely development. Notwithstanding the ownership of mineral rights, the government of the jurisdiction in which mineral rights are located generally retains authority over the manner of development of those rights.

         In addition to royalties paid to freehold owners, each state generally imposes a production or severance tax with respect to production and sale of crude oil, natural gas and natural gas liquids within their respective jurisdictions. For the most part, state production taxes are applied as a percentage of production or sales.

         Employees

         We have seven full-time and contract employees that provide us with management, financial, accounting and administrative services. We believe that we maintain a good relationship with our employees.

         Significant Subsidiaries

         We have two wholly owned subsidiaries, Fortis Energy LLC and Touchstone Resources USA, Inc., both located at our operational headquarters in Houston, Texas. Fortis Energy LLC is a limited liability company formed under the laws of the State of Texas. We own 100% of the membership interests of Fortis Energy LLC. Touchstone Resources USA , Inc. is a corporation incorporated under the laws of the State of Texas. We own 100% of the shares of Touchstone Resources USA, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

         Substantially all of our oil and gas exploration activities are conducted jointly with others and the consolidated financial information reflects our proportionate interest in such activities.

         We follow the full cost method of accounting for petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such sale would significantly alter the rate of depletion and depreciation.

         Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

         In applying the full cost method, we perform a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded deferred income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged to earnings.

         Six Months Ended March 31, 2001 Compared with the Six Months Ended March 31, 2000

         Our loss for the six months ended March 31, 2001 was $832,808 or $0.04 per share. This compares to a loss of $191,508 or $0.02 per share for the six months ended March 31, 2000, an increase of $641,300 or 435%. The increase in the loss is primarily due to increased business development, financing and exploration activities and related expenses from these activities.

         Net revenues for the six month period ended March 31, 2001 were $60,400 from oil and gas sales. This compares to $0 in revenues for the six month period ended March 31, 2000.

         Total operating expenses for the six months ended March 31, 2001 were $908,021 as compared to $243,534 for the six months ended March 31, 2000. The total increase in operating expenses was $664,487 and the most significant differences when comparing the six month periods were due to an increase in operating expenses caused buy increased expenditures on business development and financing and land acquisition for exploration efforts.

         Year Ended September 30, 2000 Compared with the Year Ended September 30, 1999

         Our loss for the year ended September 30, 2000 was $594,944 or $0.05 per share. This compares to a loss of $157,145 or $0.03 per share for the year ended September 30, 1999, an increase of $436,899 or 305%. The increase in the loss is primarily due to increased business development, financing and exploration activities and related expenses from these activities.

         Net revenues for the year ended September 30, 2000 were $42,075 from oil and gas sales and operations compared to no revenues for the year ended September 30, 1999.

         Total operating expenses for the year ended September 30, 2000 were $637,019 as compared to $157,145 for the year ended September 30, 1999. Most expense categories increased in fiscal 2000 compared to fiscal 1999 in relation to the increase in our property acquisition, property exploration, financing and business development activities during the year. Before the October 1, 1999 acquisition of Fortis Energy LLC, we were inactive and therefore our expenses were minimized. The total increase in operating expenses was $479,874.

         Other expenses include a write-off of goodwill in 1999 of $86,929 (2000
- $0) due to the acquisition of Fortis. In 2000 a loss on foreign exchange of $32,254 (1999 - $0) was due to the conversion of assets in US dollars to Canadian dollars. A loss on investment in 2000 of $92,497 (1999 - $0) was from the abandonment of an oil and gas prospect.

         The noon rate of exchange on March 31, 2001, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CAD$1.58 (US$0.634

= CAD$1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years.

         Going Concern

         Our consolidated financial statements were prepared on a going concern basis which assumes that we will be able to realize assets and discharge liabilities in the normal course of business. As at March 31, 2001, we had an accumulated deficit of $1,584,897. Our ability to continue as a going concern is dependent upon our raising sufficient funds by way of equity through the sale of our equity and debt securities.

         Liquidity and Capital Resources

         Since our inception, our capital resources have been limited. We have had to rely upon the sale of our equity and debt securities for cash required for exploration and development purposes, for acquisitions and to fund our day-to-day administration needs. Since we may not generate substantial revenues in the near future, we will have to continue to rely upon sales of our equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to us in an amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to us.

         As of March 31, 2001 we had cash of $861,903 as compared to $6,829 as of March 31, 2000. Working capital at March 31, 2001 was $787,787 as compared to working capital of $51,560 at March 31, 2000. In the six month period ended March 31, 2001, we received $3,378,119 from the sale of our common stock and $189,559 from the issuance of convertible loans, for a total of $3,567,678 funds received. We primarily used these funds as follows: $1,924,619 for the acquisition and exploration of oil and gas properties and $908,021 in operating expenses during the period. The cash inflows exceeded cash outflows during the period and increased cash on hand by $411,823 during the six months ended March 31, 2001, leaving a cash balance at March 31, 2001 of $861,903.

         As of September 30, 2000, we had cash of $450,080 as compared to $3,960 in 1999. Working capital at September 30, 2000 was $108,552 as compared to a deficiency of $207,691 in 1999. In fiscal 2000, we received $2,126,971 from the sale of our common stock and special warrants and $1,240,000 from the issuance of convertible loans, for a total of $3,366,971 of funds received. We primarily used these funds as follows: $2,346,578 for the acquisition and exploration of oil and gas properties and $637,019 operating expenses during the year.

         During the year ended September 30, 2000 and the first quarter ended December 31, 2000, we received $2,925,012 from the completion of private placements of common stock and convertible loans and $480,574 from the exercise of warrants and incentive stock options.

         Other than as described in the "Business" section of this registration statement, we do not have any commitments for material expenditures over either the near or long term and none are presently contemplated.

         As of March 31, 2001, we had outstanding 10,488,749 exercisable options and warrants. The exercise price of the Exercisable Warrants range from Cdn $1.00 to Cdn $2.17, and on July 31, 2001, the closing price of our Common Shares on the CDNX was Cdn $2.38. If all of the Exercisable Warrants are exercised prior to their expiration we will receive aggregate proceeds of Cdn $12,926,000.

         Dividends

         We have not paid any dividends on our common shares and do not intend to pay dividends on our common shares in the immediate future. Any decision to pay dividends on our common shares in the future will be made by our board of directors on the basis of earnings, financial requirements and other such conditions that may exist at that time.

PROPERTIES

         Description of Property

         Brookshire Dome Field, Waller County, Texas
         Acquisition and Leasing

         We entered into a letter of intent on November 19, 1999, with Pan American to purchase from Pan American 50% of its net interests in certain oil and gas properties in Texas, known as the Brookshire Dome Field, Waller County, Texas, consisting of leasehold acreage and some producing properties. Total acreage taken on our to date is 500 net mineral acres. Our working interest in the leases is 20%.

         Location

         Geographically, the Brookshire Dome Field is approximately 35 miles west of Houston. The Brazos River runs approximately north-south along the western portion of the dome.

         The acreage, oil, gas and mineral leases and the current production are all located south of I-10. The terrain is flat to very gently rolling except where bisected by the Brazos River which marks the approximate western boundary of the dome and subject tracts, and Bessies Creek which drains the eastern portion of the dome.

         Geology

         Geologically, Brookshire Dome is located within the Gulf Coast geological province, an area extending some 700 miles from the Rio Grande to Florida, approximately 450 miles of which are within Texas. It is one of the most prolific oil and gas producing provinces in the world.

         The Gulf Coast is a homocline with regional southeast dip. A thick sequence of Cenozoic sediments exceeding, in places, 20,000 feet were deposited across a flat coastal plain. Alternating transgressive and regressive depositional cycles coupled with sedimentary loading and down-warping resulted in a series of structurally and stratigraphically important seawardmarching continental/marine "hingeline" trends.

         The provenance of Gulf Coast oils are the thick marine shale sections, just seaward of these "hingelines", the cleaner reservoir rocks are in close proximity to these generative shales. The result is a series of productive "fairways". These are designated by stratigraphic nomenclature, i.e. the Wilcox, Wilcox- Yegua, Jackson- Yegua, Frio- Vicksburg, Marginulina-Frio and Miocene trends.

         Accumulation along these trends is controlled by both structure and stratigraphy. Sedimentary downloading and consequent deformation has resulted in a series of normal (down-to-the-coast) fault systems. These growth faults are associated spatially with prominent anticlinal structures in the down-thrown blocks which have produced some of the most prolific Gulf Coast fields. Within these fields, secondary faulting and diverse depositional processes have combined to produce a variety of complicated structural and stratigraphic traps.

         Of equal importance as hydrocarbon habitat are the various salt domes for which the Gulf Coast is noted. It was, in fact the discovery at Spindletop, in 1901, that opened the modern age of petroleum exploration and production.

         In essence, salt domes are pillars of salt which have risen from the basement in response to sedimentary deposition and difference in the specific gravities of the salt and in surrounding sediments. This salt flowage varies extensively from dome to dome; some domes have surface expression, others are deep-seated. Domal shape may vary from straight sided to mushroom topped with salt "overhangs" which mask the sequence of underlying sands.

         In general, salt domes are classified as either "shallow" or "deep" (shallow being those that extend within 2500' of the surface) and as either "piercerment" or "non-piercement." Both types have produced prolific quantities of oil.

         Hydrocarbon accumulation at salt domes may be either structural, stratigraphic, or both. The mechanics of salt dome intrusion coupled with cyclic rates of structural growth and sedimentation produce atypical traps. The fault pattern at piercement domes is frequently radial (i.e. faults radiating from the dome outward); peripheral faults, those that extend transverse to flank dip are also common. Both types produce numerous fault-segregated reservoirs, each of which may contain its own discrete productive reservoirs and water levels. Unless reservoirs have been cut-off from down-dip oil/water contacts (by faulting or porosity barriers) the reservoir producing mechanism is most frequently water drive with correspondingly large per acre/foot recoveries.

         Reservoirs entirely extrinsic to the flanks and crests of salt domes may also be created by salt movement. As the salt stocks rise and penetrate the surrounding sediments, salt is withdrawn from contiguous areas resulting in depressions terms "rim synclines." If two or more salt domes are in relative proximity to each other, counterporaneous salt withdrawal may result in an interdomal positive structure. An example of this would be the Katy Field which is near Brookshire and is created in part by salt withdrawal from that domal area.

         Structurally, Brookshire is a shallow piercement salt dome with caprock as shallow as 3150' (+/-). It is a large dome approximately 4 miles by 3.5 miles in dimension.

         Exploration

         Brookshire Dome was discovered by Gulf Oil Corporation seismic reconnaissance in 1927; production was discovered in 1934 by the Seaport Oil Company #1 Vaughan in a Frio supercap sand at a depth of 1978'. Reported potential was 150 BO per hour (flowing).

         Subsequent sporadic drilling occurred throughout the 1940's and 1950's with little success. Flank production was discovered by the Magnolia Petroleum Company #1 Vitek which drilled through a 3400' salt overhang and completed in an Eocene sand. It was not economic.

         Subsequent flank production in 1954 was established by the Humble Oil and Refining #1 Sam Jones in a 6800' Cockfield sand under a salt overhang which recovered a total of 26,624 BO (30.5 gravity).

         In 1968 Texaco completed the #1 Donigan Estate in a middle Wilcox sand (10,808' to 10,852' ). This well recovered a total of 122 million standard cubic feet of natural gas.

         In 1952 Humble Oil and Refining completed the #1 P.H. Donigan in a 4560' Cockfield sand for an initial potential of 180 BOPD. Recorded production from this well totals 15,509 BO.

         A recent "mini- boom" has established very prolific oil production on the shallow west flank of the dome which has resulted in the drilling and completion of at least 37 oil wells at a depth generally less than

2700'. Completions are from shallow Miocene sands. It is at least partially because of this that these sands were drilled through and largely unrecognized in earlier years; it is interesting to note that several gas wells were completed in the 1980's within the confines of the present oil producing areas. The gas was recognized; the oil was not, or at least, the quality of potential production was not apparent. In any event, significant development was delayed until 1999. Since that time, 75- 80 producing wells have been drilled on the south flank of the dome. We are currently producing 280 BOPD and 900 MCFPD from the Dachshund Lease (7 wells) and the Nursery Lease (1 well). The Mitchell #1 is near completion and we expect to drill 10 additional wells by the end of 2001.

         Waha/Lockridge Area of Mutual Interest in Pecos, Ward and Reeves Counties, Texas

         Acquisition and Location

         We originally held a joint venture acreage position with Mobil and Altura that encompassed an area defined within the boundaries of the 176 square mile 3-D survey. In March 1999, we purchased a 3-D Seismic data set from Mobil/Altura. Mobil/Altura had previously identified sixteen 3- D confirmed prospects from the data set to test the Devonian and Ellenburger formations from 13,000 to 20,000 feet. The parties agreed to an Area of Mutual Interest ("AMI") covering parts of Ward, Reeves and Pecos Counties, Texas.

         In May 1999, we entered into an exploration agreement with Charger Petroleum Inc. of Calgary comprising the Mobil/Altura data set. Under the terms of the Fortis/Charger exploration agreement, Charger was obligated to fund 100% of the initial test well, the Ligon State 22 #1 (Bach Prospect) and install production facilities at no cost to us.

         We proposed the drilling of wells within the AMI, which required Mobil and Altura to make an election to participate, paying their proportionate share of the costs. Either party could participate for up to 1/3 each. However, should either party elect not to participate, the non-participating party will forfeit 100% of its interest in the producing unit around the initial well and 50% of their interest in the remainder of the prospect. Any non-participating party retained an overriding royalty interest, but in no event could the aggregate of all of overriding royalty interests ever leave us with less than a 75% net revenue interest.

         On May 20, 1999, we commenced drilling the Ligon State 22 #1 well under the terms of the Mobil/Altura exploration agreement. The Ligon State 22 #1 well was undertaken to test the Delaware, Mississippian, Devonian and Montoya formations to a depth of approximately 14,300 feet for oil and natural gas production. The well was drilled to depth on 14,500 feet. Shows of petroleum and natural gas were encountered in the Devonian and the Montoya formations but were deemed uncommercial in these intervals. Encouraging mud log and electric log shows were observed in sands from the uppermost Bell Canyon and the Cherry Canyon member of the Delaware Mountain Group from approximately 4900 feet to 6800 feet. We have identified up to 18 drill site locations to fully develop this project.

         Leasing

         By December 1999, we had completed leasing over 2000 net mineral acres in the Waha/Lockridge 3-D Seismic Area surrounding the Ligon State 22 #1 well and had requested farmouts on additional prospects within the original AMI.

         In January 2001, we farmed out our leases and working interest in the Bach Prospect area to Tom Brown, Inc. and TMBR Sharp Drilling Company for the drilling of an 18,500 foot Ellenburger wildcat. We retain a 12.5% working interest in the wildcat which set intermediate casing at 12,147 feet in the Mississippian Lime. Excellent mudlog oil and gas shows were recorded in the above-mentioned Delaware Sand section. One cored interval in the Bell Canyon member had oil shows but appears very laminated and probably not productive in this well. Two conventionally cored intervals in the Cherry Canyon member had excellent oil and gas shows with porosity and permeabilities in the range that produces in the Delaware Basin. It is anticipated that the primary objective, the Ellenburger dolomite will be reached in August 2001.

         We are currently evaluating several prospects in our Waha/Lockridge 3D Seismic Area and have approached Oxy Permian (successor to Altura) and Exxon (successor to Mobil) for farmouts in the Lockridge and West Waha fields. When the farmouts are granted, we plan to start drilling a deep gas infield prospect by January 2002.

         Geology

         Waha, West Waha, Lockridge, Worsham- Bayer, and Coyanosa fields produce natural gas from pre- Pennsylvanian carbonates and cherts and Permian sandstones. The Lower Ordovician Ellenburger Group the most productive unit in this area. There is additional gas production from the Silurian
Fusselman/Montoya, the Devonian, and the Mississippian Limestone.

         The Waha/Lockridge Seismic Area 3-D seismic has identified untested geologic structures, undrained fault blocks, stratigraphic traps and crestal positions within existing limits of production. Originally, most deep wells were drilled on 640 acre spacing (designated by the Texas Railroad Commission.) The 3-D seismic data for the first time accurately depicts the true geologic structure; combined with mature production and pressure data permits and existing well control, a more accurate understanding of the reserve potential of the various reservoirs can be made. In the Ellenburger, defining the fracture patterns associated with faulting of the brittle dolomite was only hypothesized in the past and has now been detailed by the 3-D seismic data. The main prospects for the Project may realize reserves from the various formations as follows:

         Ellenburger

         The Ellenburger occurs from 15,500' to over 20,000' and has produced over 13 TCF from 37 reservoirs in the Delaware Basin. The formation is a limey dolomite and dolomite and has an overall average matrix porosity of 3.5%. Most of the production comes from the upper middle to middle portion of the formation where average matrix porosity may be more in the 5-6% range. Within these intervals, vugular and karst (cave) porosity has locally much higher porosity and contributes to the high production rates in the formation.

         Silurian

         The Silurian Montoya and Fusselman formations produce from 13,000' to 16,000'. To date, this interval has produced on the structural top of the Waha field, but behind-pipe pay can be recognized in some wells within the limits of each of the Ellenburger fields where the main producer is still active. The Montoya formation is a mixture of dolomite, limestone and chert and has been a recent horizontal objective in fields where the Ellenburger is the major historic producer. Coyanosa and Waha are two fields that have had infill Montoya activity. Where historically productive, these formations have matrix porosity higher than that typical of the Ellenburger. The Fusselman formation is a significant producing interval on the Central Basin Platform, the northern Delaware Basin and the Midland Basin.

         Devonian

         This interval occurs in the Project area from 12,500' to 15,500' and is a limey chert and chert. The primary matrix porosity is comprised of siliceous lime sands and packstone, porous casts of sponge spicules (spiculite) deposited on the slope and a siliceous mud laid down in a deep-water basin. Where folded and faulted, fractures enhance the primary porosity. The Devonian is a significant producer at Waha and Coyanosa (over 1 TCF) and is a sporadic producer at Lockridge, West Waha and Worsham Bayer. The Devonian and Silurian have produced 6 TCF from 38 reservoirs in the Delaware basin and over 1 TCF from the project area. These zones have probable behind-pipe pay in producing Ellenburger wells.

         Mississippian

         The Mississippian occurs from 10,000' to 14,500' in the Project area and consists primarily of limestone, with associated dolomite and chert. The zone has produced over 200 BCF at Waha, half of that from a single well. The development of reservoir quality porosity is irregular and unreliable; good reservoirs seem to develop on top of the large structures where they are positioned near the tightest folding and faulting.

         Wolfcamp

         The Wolfcamp occurs from 9500' to 11,500' in the Project area. This group is a thick organic shale section with random thin sands and limestone lenses. The setting for this interval was in a deep, foundering basin adjacent to the Central Basin Uplift. This uplift caused partial erosion of the older Paleozoic limestone, dolomite and chert beds, which created an unusual reservoir condition in the basin where these eroded rocks were deposited in channels (referred to locally as "detrital carbonates", "conglomerates" and "channels") enveloped within the organically-rich shale thereby forming an ideal stratigraphic trap. These channels were structurally trapped at Coyanosa and have produced 820 BCF just east of the project area.

         Delaware Sand

         The Delaware Mountain Group is a thick series of basin filling sands eroded from the mountains of New Mexico and from uplifted granite portions of the Central Basin Platform where they were deposited in the deep water of the Delaware Basin. Turbidity currents and gravity flows from a distant shelf deposited these quartz-rich sands. The upper member is the Bell Canyon formation and is the main producer of this group. Individual sands from a lower member, the Cherry Canyon formation, are also productive. The prospective reservoirs occur from 3800' to 7000' in the Project area. The Delaware sands have produced over 400 BCF from 11 reservoirs in the Delaware basin, over 200 BCF being in the project area.

         Exploration

         The Waha/Lockridge Project area is located in the Permian Basin. This prolific Basin is the 9th largest petroleum basin in world. The Cumulative production for this Basin is over 40 billion barrels of oil), 100 trillion standard cubic feet of natural gas, which includes 5.5 billion barrels of Natural gas liquids. The 176 square mile 3D seismic project area is located in the central Delaware sub-basin, where gas production exceeds 18 trillion standard cubic feet of natural gas. The AMI comprises Lockridge, Waha, and Waha West fields and parts of Worsham-Bayer and Coyanosa fields. These fields have produced 3.3 trillion standard cubic feet of natural gas since the initial discovery of these fields in the 1960's.

         On May 20, 1999, we, through our arrangement with Charger, commenced drilling the Ligon State 22 #1 well under the terms of the Mobil/Altura exploration agreement. The Ligon State 22 #1 well was undertaken to test the Delaware, Mississippian, Devonian and Montoya formations to a depth of approximately 14,300 feet for oil and natural gas production. The well was drilled to a depth of 14,500 feet.

         By December 1999, we had completed leasing over 2000 net mineral acres in the Waha/Lockridge 3-D Seismic Area surrounding the Ligon State 22 #1 well. The development is known as the Pecos River Delaware prospect. This prospect was discovered through the drilling of our Ligon State 22 #1 well. Mud logs and electric logs from the Ligon State 22 #1 indicated 25' net pay from 4944 feet to 5008 feet in the Upper Bell Canyon member, with good porosity, gold-yellow fluorescence and substantial gas shows. The Ligon State 22 #1 also had excellent mud log shows in the Cherry Canyon member sands of the Delaware Mountain Group from approximately 5800 feet to 6800 feet which will be tested with the first well drilled. We have identified up to 18 drill site locations to fully develop this project. In January 2001, we farmed out our lease acres and working interest in the Bach Prospect area to Tom Brown, Inc. and TMBR Sharp Drilling Company for the drilling of an 18,500 foot Ellenburger wildcat. We retain a 12.5% working interest in the wildcat. The well cored several intervals in the Ligon State 22- 2, resulting in a favorable plan for Delaware sand development.

         We are currently evaluating several prospects in its Waha/Lockridge 3D Seismic Area and plan to start drilling a deep gas infield prospect by January, 2002.

         Wink Prospect, Winkler County, Texas

         Acquisition and Location

         We farmed in to the Wink Prospect from Blue Star Operating Company in August, 2000. The project consists of 14,500 acres in southern Winkler County, Texas, near the southeast corner of New Mexico. We paid 12.5% of the 18,500 foot wildcat to earn 9.375% of the prospect area. The original test well spudded in October, 2000 and is currently being completed in the Devonian sands.

         Leasing

         The original Wink prospect was 14,500 acres, and has since been enlarged to 16,000 acres. Remaining term on the leases is for the most part 1- 2 years, although some farmouts began expiring in May, 2001. The partnership is continuing to obtain new farmouts and leases surrounding the 3- D identified drilling prospects. Recent horizontal drilling success in Puckett, Gomez, Coyanosa Counties and Block 16 have heightened the industry's interest in the producing trends west of the Central Basin Platform and leasehold costs have increased.

         Geology

         The Lower Paleozoic geology of the Wink area is nearly identical to that discussed in the Waha - Lockridge area above. Keystone, Kermit, Emporer, Halley, North Ward Estes, Monahans and Block 16 are giant gas and oil fields northeast and southeast of the Wink prospect. Apollo and South Wink are large fields to the west. Although the Ellenburger, Fusselman and Silurian are significant producers in this region, the Devonian is the largest producer. The Pennsylvanian intervals produce from platform reefs and basinal carbonates from the Atoka, Strawn, Canyon and Cisco formations. Permian platform carbonates produce from the Glorieta-Clearfork formations and from the Grayburg- San Andres, as well as the Queen, Tansill, Seven Rivers and Yates. The Permian carbonates develop on the edge of the Central Basin Platform uplift behind the Capitan Reef where they are in a subtidal facies that become thinner porosity is limited by evaporite and dolomite plugging. As in the Waha-Lockridge area, 3-D seismic data has been obtained over the entire prospect area (acquired in 1996 and processed with turning wave tomography). This process has allowed partial correction for the velocity distorting effects of shallow salt solution and Tertiary elastic fill. Reprocessing of the 3-D dataset to correct for the near surface disturbances is anticipated to be completed in 2001. Refined seismic data will allow better resolution of all horizons, but will most importantly improve resolution of the shallow Permian carbonates from 2700 to 6500 feet and the Pennsylvanian reefs down to a depth of 11,000 feet.

         The Wink Prospect originally developed as a large roll-over structure in the Ellenburger through Devonian downthrown to production in the Emperor and Halley fields that produce from all the Lower Paleozoic intervals. The original prospect was bound on the east by two large intersecting reverse faults of over 3000 feet of displacement. Numerous associated thrusts and reverse faults are intimately associated with the folding and are interpreted to be part of a "flower structure" system related to strike-slip faulting associated with formation of the Central Basin Platform. Reefs in the Pennsylvanian Cisco, Canyon, Strawn and Atoka developed on both the upthrown and downthrown sides of the major faults. The pre-drill interpretation has been consistent with the actual drilling results. The top of the Devonian pay was encountered at 13,778 feet and was openhole tested at a theoretical rate calculated at 2500 . The Ellenburger has been encountered at 16, 570 feet and remains to be evaluated. At shallower depths, other potential zones are being evaluated. Near the deep wildcat, on the downthrown side of the major faults, thick zones of porosity up to and even exceeding 20% were encountered in the Glorieta-

Clearflork and Grayburg- San Andres formations. A 6000 foot well has been cased and awaits completion in the Clearfork. Log analyses indicate that hydrocarbon intervals are interlayered with wet zones and production testing of discrete zones will soon commence. To the east, an 11,000 foot wildcat on the upthrown side of the major faults has discovered various zones of pay in the Atoka, Strawn and Cisco. The Atoka Lime interval produced water free oil at a rate of 400 BOPD. The younger Pennsylvanian intervals have each produced oil and water at variable rates. This well also has well developed porosity in the Clearfork and San Andres that will eventually be evaluated. To the east of the 11,000 foot well a 6000 foot Permian test is to be deepened to the Pennsylvanian interval.

         Exploration

         The Devonian has a number of zones with potential sections under closure traps and can be traced on structural trend to the northwest. A number of Pennsylvanian closures and related faulting have been preliminarily mapped for future exploitation. The Permian intervals are still some time from being evaluated, but delineation wells drilled for the Devonian and Penn will help define the nature and limits of this potential. Additional leases are being taken and farmouts obtained.

         East Texas Salt Dome Project, Anderson, Henderson and Van Zandt Counties, Texas

         Acquisition and Leasing

         BJ Resources, L.L.C. has generated a number of drilling prospects in the East Texas Basin utilizing proprietary 3-D seismic data obtained from several large independent oil companies of farmout agreements covering approximately 200,000 acres The 3-D seismic coverage is approximately 800 square miles in Anderson, Henderson, Smith and Van Zandt Counties. The 3-D data was acquired to explore deep Cotton Valley pinnacle reef potential. To date, 20 prospects have been defined. Eight prospects are committed to be drilled in accordance with the Farmout Agreements. Objective formations include the Pettit, James Lime, Rodessa, Paluxy, Woodbine and Cotton Valley. We hold a 12.5% working interest in each prospect.

         Location

         The 3-D seismic coverage is approximately 800 square miles in Anderson, Henderson, Smith and Van Zandt Counties, Texas.

         Geology

         The East Texas Basin has yielded more than 5 billion barrels of oil. The Cotton Valley Reef play frequently recovers more than 5 MMBOE from each 60-80 acre feature. The largest fields in the defined 3 county area is the Fairway Field which has produced 205 MMBO and 778 BCF, Cayuga Field which has produced 65 MMBOE and the Tri-Cities Field which has produced more than 50 MMBOE. The prospects are developed from integrating seismic attributes with subsurface control. The prospects are fault traps and stratigraphic pinchouts.

         The East Texas Basin is a Mesozoic tectonic depression that is one of four interior salt diapir provinces that ring the northern and northwestern Gulf Coast. Sediments within the basin were deformed by the migration of Middle Jurassic Louann salt. The salt moved laterally in response to sediment loading and formed salt ridges and salt withdrawal synclines. Salt movement then moved vertically and the salt anticlines became semi-circular salt diapers or piercement structures. Lower Cretaceous salt movement created variations in sediment thickness, geometry and facies. The stratigraphic variations combined with salt piercement and associated faulting (both radial and concentric) have produced favourable traps for hydrocarbon. The Cretaceous formations are the main objective reservoirs and include the Woodbine, Paluxy, Rodessa, James, Pettet and Travis Peak.

         Woodbine:

         River and deltaic deposits. Trapping mechanisms include stratigraphic pinchouts, channels draped over structural highs and fault trapped deposits. In the immediate area the Woodbine has produced from 250 to 400 MBOE at depths of 3500 to 5500 feet.

         Paluxy

         River and deltaic deposits; variable thickness controlled by salt movement. Trapping mechanisms include channels draped over structural highs, point bars, pinchouts and fault traps. Single wells are capable of producing from 150 to 1,000 MBOE at depths of 7500 feet.

         Rodessa

         Carbonate buildups. Greatly affected by timing of salt movement. Fractured Rodessa carbonates may be ideal horizontal candidates. Vertical completions may reach 500 MBO, but may double if drilled horizontally.

         James Lime

         Reefs. This is the primary producing reservoir at Fairway Field where reef thickness may exceeds 100 feet and covers over 22,000 acres. Individual well recoveries range from 150 to 450 MBOE.

         Pettet

         Carbonate buildups. Timing of salt movement is important to entrapment and this reservoir may provide horizontal opportunity where fractured. Vertical well recovery is 125 MBOE and could double if horizontally drilled.

         Travis Peak

         Braided streams and nearshore marine deposits. This play has numerous opportunities for stratigraphic traps and pinchouts The formation needs to be fracture stimulated, and recoveries range from 150 to 250 MBOE.

         Other objectives exist in the Cretaceous Austin Chalk, Buda, Georgetown and Glen Rose formations and the Jurassic Cotton Valley and Smackover formations.

         Only since 1998 has 3-D seismic been acquired in this portion of the East Texas Basin. The average cost to permit, acquire and process the data is approximately $65,000 per square mile.

         Hackberry Sand Prospects, Jefferson County, Texas

         Acquisition and Leasing

         The Hackberry play has historically been a difficult play in southwestern Louisiana and southeast Texas due to the capricious nature of the sand reservoirs. The channel sands show up as very "bright" amplitude anomalies that are "no pipe" tests to a depth of 8-10,000 feet. The application of 3D seismic in the past 5 years to the play area in both Texas and Louisiana has reduced the failure rate to less than 10%. Producing rates of 5-10,000 MCFPD of gas and several hundred barrels of condensate per day are common and more than one reservoir may be present. Average completed well cost is $1.5-1.8 Million. Touchstone's working interest ranges from 12.5 % to 40.625 % in a net 2200 acres in 5 different lease blocks. Twenty-five miles of 3-D seismic data cover the lease blocks.

         Location

         The Hackberry project is located in Jefferson County, Texas, in the far southeast corner of the state south of Beaumont and bordered by the Sabine River on the east and the Gulf of Mexico on the south. The play is equally active in southwestern Louisiana. By coincidence, the area surrounds the Spindletop salt dome where the oil business in Texas began.

         Geology

         The Oligocene Hackberry formation was deposited in submarine channels in canyons cut into the slope at the base of the shelf margin older Eocene (Yegua) shelf margin. These channelized sands develop into sand packages (up to 100 feet thick). It was not uncommon in the past to drill a Hackberry discovery and have dry holes drilled in all directions around the producer. The same features that made the sands difficult to locate with subsurface data alone are the same features that now make 3-D seismic delineation so successful. The application of 3- D seismic in the past 5 years to the play area in both Texas and Louisiana has reduced the failure rate to less than 10%. The thick, porous sands are surrounded by shale from the down- cutting of the submarine canyons that drain from the ancestral Houston salt basin in a generally north to south direction. Following deposition of sand or sand packages into the canyon, a high-stand condition ensued by which the Gulf of Mexico transgressed back onto the shelf and marine shales were deposited onto the Hackberry sands completely enveloping the channel sands with shale. The contrast in acoustic impedance between the shale and the sands develop a strong seismic amplitude anomaly, or "bright spot". This characteristic allows the explorer to choose well-sites with very specific accuracy. The wells contain high reserves and produce at high rates. Although most wells are wildcats, some canyon systems distribute sands in a "braided" fashion back and forth and some leases are fortunate to have a couple wells in a single sand or for more than one sand to be positioned under a lease. The 3- D seismic data is also applicable for deeper Eocene Yegua sand definition or for structural and stratigraphic trap delineation in younger Miocene age sands.

         North Hell Hole Bayou, Vermilion Parish, Louisiana

         Acquisition and Leasing

         The prospect was developed by SKH Management, L.P. of Houston, Texas. Part of the lease position is a State of Louisiana lease and part is a farmout from Pennzoil and Unocal. We have reserved a 9% working interest in the initial test well. Partners include Seneca Resources Corporation, Williams Exploration, Newfield Exploration, and McAlester Fuel Company. Completed well cost for the 21,000 foot well is US $10,000,000. The North Hell Hole Bayou prospect is defined by a 3-D survey acquired in 1994.

         Location

         The prospect is located in Vermilion Bay, Vermilion Parish, Louisiana at the edge of the Gulf of Mexico and is positioned along a prominent north to south structural ridge which underlies the production at Redfish Point Field to the north and at Hell Hole Bayou to the south. Water depth at the drill site is 6-10 feet which will necessitate a barge mounted rig. Water based mud will be used to a depth of 19,000 feet, below which oil based mud will be required to the total depth of 21,000 feet. Intermediate casing will be set to 18,600 feet to accommodate the estimated mud weight of 18.6 ppg. An estimated 139 days will be required to drill the well and 14 days to complete the wildcat. The Redfish Point Field has produced 193 BCFG and 11.7 MMBO from Miocene Cris A and upper Discorbis B intervals. Three wells alone produced over 80 BCF and 564,000 BO from the Siph. Davisi interval which is a secondary target at the North Hell Hole Prospect. The Hell Hole Bayou Field (also known as the Indian Point Field) has produced 71 BCF and more than 3.7 MMBO from the same sands.

         Geology

         The primary target at North Hell Hole Bayou is lower Discorbis Bolivarensis 30 (Disc 30), that produces in surrounding fields and wells. This sand package is several hundred feet thick and has proven highly productive on the adjacent north-south ridge to the west which underlies North Freshwater Bayou- Freshwater Bayou Complex. These same Disc-30 series sands have produced in excess of 380 BCF from 7 wells since April 1994 within the Freshwater Bayou Field. At North Freshwater Bayou Field, the same sands have produced over 147 BCF and 2.436 MMBO since 1987.

         The Disc 30 sands are well developed in a well on the western flank of the structure drilled by Sohio in 1986. The top of the sands is at 19,900 feet and have mudlog, sidewall, and e-log shows in the uppermost sand section. The North Hell Hole Prospect has over 1000 acres of closure updip to the Sohio well and a structural advantage of 430 feet. The well is normally pressured to 17,000 feet and can be tested without setting a string of protection pipe. The top of the objective Disc. 30 sand series is the first interval beneath pressure and is within 2000' of the onset of pressure, a key relationship in most of the major gas fields of South Louisiana.

         Structurally, the prospect is a large north-south trending 3-way upthrown fault closure, sealed by a buried growth fault which strikes east to west. The structure has excellent timing (pre Cris- Q) and features 800 feet of counterregional dip back to the north.

         Reserves are based on 800 acres of closure in the first 3-way upthrown closure. An average net pay of 250 feet is anticipated and the recovery factor is 80%. South of the prospect is another 3-way upthrown fault closure, and a downthrown 3-way closure back to the north complete the structural image of a segmented 4-way closure. Each of the other two structures has similar reserve potential. Secondary potential exists in the Marg A and Siph. Davisi.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table shows the amount of our Common Shares beneficially owned as of July 24, 2001 by each person who beneficially owns more than five percent of our outstanding Common Shares, by each of our executive officers and directors and by all of our executive officers and directors as a group.

                                                 Number of Common Shares
Names and Address of Beneficial Owner(1)          Beneficially owned (2)          Percentage of Shares Outstanding
----------------------------------------          ----------------------          --------------------------------


Mark A. Bush(3)                                      3,981,341                                   16.4%

Brian C. Irwin, LLB(4)                                 238,000                                    1.0
5818 Eagle Island
West Vancouver,
British Columbia V7W 1V5

John Allan McAskill(5)                                 130,000                                     *
1011 Beach Avenue, Suite 2906
Vancouver, British Columbia V6E 1T8


Ronald Schmitz(6)                                      110,000                                     *
1420 West 11th Avenue, Suite 2906
Vancouver, British Columbia V6H 1L2


Wesley E. Franklin(7)                                   50,000                                      0


D. Christopher Barden(8)                                50,000                                      0

John Paul DeJoria                                    2,164,533                                    9.3
9675 La Moncha
Las Vegas, NV 89149

Goodwin Finance Ltd.(9)                              4,150,157                                   16.5
Whitehill House
Newby Road Industrial Park
Newby Road, Hazel Grove
Stockport, Cheshire, England 5K7 5DA

Landmark Energy LLC                                  2,285,151                                    9.8
5858 Westheimer, Suite 708
Houston, TX 77057

Michael Marcus(10)                                   3,942,002                                   12.2
1505 Rockcliff Road
Austin, TX 78746

All directors and executive officers                 4,559,341
as a group (six persons).........................................................................18.4%

--------------------
* Less than one percent.

          (1) Except as set forth above, the address of each individual is Suite 708, 5858 Westheimer, Houston, Texas, 77057.

          (2) Based upon information furnished to us by either the directors and executive officers or obtained from our stock transfer books. We are informed that these persons hold the sole voting and dispositive power with respect to the Common Shares except as noted herein. For purposes of computing 'beneficial ownership' and the percentage of outstanding Common Shares held by each person or group of persons named above as of July 24, 2001, any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing beneficial ownership and the percentage ownership of such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As of July 24, 2001, we had 23,157,270 Common Shares outstanding.

          (3) Includes 990,000 shares of common stock issuable upon the exercise of options.

          (4) Includes 238,000 shares of common stock issuable upon the exercise of options.

          (5) Includes 130,000 shares of common stock issuable upon the exercise of options.

          (6) Includes 110,000 shares of common stock issuable upon the exercise of options.

          (7) Includes 50,000 shares of common stock issuable upon the exercise of options.

          (8) Includes 50,000 shares of common stock issuable upon the exercise of options.

          (9) Includes 1,050,052 shares of common stock issuable upon the exercise of warrants and a note convertible into 500,000 shares until December 18, 2002.

          (10) Includes 1,007,052 shares of common stock issuable upon the exercise of warrants.

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the name, age and position of each of the members of our board of directors and our executive officers as of July 31, 2001:

         Name                               Age                                 Position
         ----                               ---                                 --------

         Mark A. Bush                       42                                  Director and President

         Brian C. Irwin, LLB(1)             61                                  Director and Secretary

         John Allan McAskill(1)             73                                  Director

         Ronald Schmitz(1)                  35                                  Director

         Wesley E. Franklin                 54                                  Executive Vice President

         D. Christopher Barden              49                                  Vice President of Operations

-----------------

(1)  Member of the Audit Committee.


         Mark A. Bush has served as a Director and our President since September 1999. Mr. Bush served as the President of Fortis Energy, LLC, an independent oil and gas exploration company from July 1996 to April 1998. Mr. Bush served as a Vice President for Mescalero Energy, Inc., an independent oil and gas exploration company. Prior to his becoming a Vice President for Mescalero Energy, Inc. in 1991, Mr. Bush's responsibilities included project acquisitions, contract negotiations and managerial activities. Mr. Bush attended Texas Tech University from 1977 - 1980.

         Brian Irwin, LLB has served as our Secretary and a Director since September 1999. Mr. Irwin has been a Partner of DuMoulin Black, a Canadian law firm since 1983. Mr. Irwin's law practice concentrates on general corporate matters and securities law, with an emphasis on natural resource issues. Mr. Irwin serves as a director to the following public companies: Star Resources Corp., United America eHealth Technologies Inc., Callinan Mines Limited, Sovereign Chief Ventures Ltd., Landore Resources Ltd. and Goldbelt Resources Ltd. Mr. Irwin received a B.A. in 1962 and his LLB in 1965 from the University of British Columbia.

         Wesley E. Franklin has served as our Executive Vice President and Director since January 2001. Mr. Franklin has over thirty years experience in the petroleum industry. Mr. Franklin began his career with as an offshore geologist for Gulf Oil Company in 1969. In 1973 Mr. Franklin began working for Tenneco Oil Company where he spent over fifteen years in senior management positions. While working for Tenneco Oil Company Mr. Franklin was involved in the discovery of 300 million barrels of oil and 200 billion cubic feet of natural gas. Mr. Franklin eventually became the Manager of the Southern Rim Division. Mr. Franklin's career at Tenneco Oil Company ended in 1988 when the Company was sold. Subsequently Mr. Franklin worked for Fina Oil and Chemical where he directed exploration and production basins of the U.S. (Including Alaska). Mr. Franklin has also been involved in oil and gas exploration projects in Canada, South America, Kazakhstan and Siberia. Mr. Franklin received a B.S. in Geology from Washington State University in 1969 and an M.S. in Geology from Oregon State University in 1975.

         Chris Barden has served as our Vice President of Production and a Director since January 2001. Mr. Barden has over twenty-five years of experience in petroleum related engineering. Mr. Barden began his career with Amoco Production Company in 1975. In 1978 Mr. Barden became a senior engineer with the Union Texas Petroleum Company. From 1980 until 1986, Mr. Barden co-founded Dave Casey & Associates, Inc., a consulting engineering firm that specialized in total petroleum project engineering and management. While with Dave Casey & Associates, Inc., Mr. Barden was directly responsible for over 300 wells in the

Gulf Coast of the U.S. and in the Permian Basin. In 1986, Mr. Barden became the Executive Vice President and Chief of Operations of the U.S. Exploration Company. In 1990, Mr. Barden became the Vice President of Texas Meridian Resources Corporation, where he was responsible for all reservoir engineering, production and drilling operations in seven states. Mr. Barden was promoted to Senior Vice President of Operations. Subsequently, Texas Meridian Resources Corporation was acquired by Transfuel Resources, Inc. In 1993, Mr. Barden started an independent consulting company which led to his retention as a Senior Engineer by the energy marketing firm, Albrect & Associates, Inc. in 1995. While at Albrect & Associates, Inc., Mr. Barden analyzed numerous oil and gas properties for acquisition and sold in excess of $200 million worth or oil and gas assets. In 1997, Mr. Barden co-founded Reserve Partners LLC. Primary business of Reserve Partners, LLC is to identify, acquire and exploit oil and gas resources. Mr. Barden received a B.S. in Chemical Engineering from Auburn University in 1975.

         John Allan McAskill has served as a Director since September 1999. Mr. McAskill is a Fellow of the Geological Association of Canada and a member of the Canadian Society of Petroleum Geologists, the American Association of Petroleum Geologists, the Canadian Institute of Mining Metallurgy and Petroleum, the Society of Petroleum Engineers and the American Institute of Mining Metallurgy and Petroleum Engineers. Mr. McAskill also serves as a director to Heartlink Canada Inc., a public company. Mr. McAskill received a B.C. in Geology from the University of Manitoba.

         Ronald Schmitz has served as a Director since March 2001. Since July, 1995, Mr. Schmitz has owned ASI Accounting Services Inc., a firm that provides accounting, administration and office services to public companies in the United States and in Canada. Prior to July 1995, Mr. Schmitz served as an Assistant Controller for nine years with both Chase Management and Ingot Management. Both companies provide accounting, administration and office services to public companies. Mr. Schmitz is currently a Director of Gold Canyon Resources Ltd.
(CDNX) and Brandner Ventures Ltd. (OTCBB) and serves as the Secretary of Primo Resources International Inc. Mr. Bradner serves a Director to the following public companies: Bradner Ventures Ltd., Gold Canyon Resources Inc. and Primo Resources International Ltd. Mr. Schmitz received an Associate of Commerce degree in 1985 from Malaspina College, British Columbia.

         Board of Directors Practices

         Each director was elected at our last annual meting and will serve until the next annual meeting whereupon a new election will be held for directors. We reimburse our directors for reasonable expenses incurred in attending meetings of our Board of Directors. Directors currently receive no other compensation for their services as directors. The Board of Directors currently has no standing nominating committee.

         Audit Committee

         The Audit Committee, formed in 1999, meets regularly to review our audit practices and procedures, scope and adequacy of internal controls and related matters, our financial statements and to advise the Board on such matters. The Audit Committee recommends to the Board of Directors the annual appointment of auditors, the scope of audit and other assignments to be performed by the auditors and the fees relating thereto. The Audit Committee also meets periodically with representatives of our auditors, Rolfe, Benson, to review the scope of Rolfe, Benson's engagement with respect to its audit of our financial statements and to review the recommendations arising therefrom.

EXECUTIVE COMPENSATION

         The following table sets forth information with respect to compensation earned during the fiscal year ended September 30, 2000, September 30, 1999 and September 30 , 1998 by our Chief Executive Officer and the two other most highly compensated executive officers:

                                                                                                          All Other
                                                                                                           Compen-
Name and Principal Position               Annual Compensation              Long-Term Compensation           sation
---------------------------               -------------------              ----------------------           ------
                                                                          Restricted      Securities
                                                                            Stock         Underlying
                                     Year         Salary       Bonus        Awards       Options/SARs
Mark A. Bush(1)                     2000         $150,000       $0            0                   0           $0
Director and President              1999                0        0
                                    1998                0        0

Wesley E. Franklin(2)               2000         $144,000       $0            0                   0           $0
Executive Vice President            1999                0        0
                                    1998                0        0

D. Christopher Barden(3)            2000         $120,000       $0            0                   0           $0
Vice President of Operations        1999                0        0
                                    1998                0        0

-----------------

(1) Effective October 1, 2000, Mark A. Bush began receiving a base salary of $150,000 annually.
(2) Effective January 1, 2000, Wesley E. Franklin began receiving a base salary of $144,000 annually.
(3) Effective January 1, 2000, D. Christopher Barden began receiving a base salary of $120,00 annually.


Option Grants in Last Fiscal Year

                                                 Percentage of
                                                 Total Options
                          Options                 Granted to
     Name                 Granted                  Employees             Exercise Price         Expiration Date
     ----                 -------                  ---------             --------------         ---------------

Mark A. Bush              150,000                                            Cdn $1.80             9/14/05
                          150,000                                            Cdn $2.17             1/16/06
                          250,000                                            Cdn $2.97             4//24/06
                                                      53%

Wesley E. Franklin              0

D. Christopher Barden           0

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Brian C. Irwin, LLB, a Director, is a partner of a law firm to which we have paid approximately CAD $204,005 in legal fees over the past two years.

DESCRIPTION OF SECURITIES

General

         We are authorized by our certificate of incorporation to issue an aggregate of 100,000,000 shares of common stock, no par value. Immediately prior to the filing of this registration statement, an aggregate of 23,157,270 shares of our common stock were issued and outstanding. All outstanding shares of common stock are of the same class and have equal rights and attributes.

Common stock

         We are authorized to issue 100,000,000 shares of common stock, no par value. Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our directors and approve significant corporate transactions and holders of the remaining shares by themselves cannot elect any directors. The holders of our common stock do not have preemptive, conversion, redemption, subscription or cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to participate equally in net assets subject to the preferences that may be applicable to any outstanding preferred stock. All outstanding shares of common stock and common stock to be outstanding upon completion of this offering are and will be validly authorized and duly issued, fully paid, and non-assessable.

PART II

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         Our shares of common stock are listed for trading on the Canadian Venture Exchange ("CDNX") as a "Tier 2" company under the symbol "TUT". The range of high and low bid information is set forth below for our shares common stock for the last two completed fiscal years and for the six months ending March 31, 2001, presented on a quarterly basis. Such quotations represent prices between dealers, do not include retail markup, markdown or commission, and do not represent actual transactions.

Year Ended September 30, 2000                        High                Low
-----------------------------                        ----                ---

First Quarter                                    Cdn $0.63          Cdn $0.62
Second Quarter                                        0.62               0.56
Third Quarter                                         0.80               0.50
Fourth Quarter                                        1.90               1.45

Year Ended September 30, 1999                        High                Low
-----------------------------                        ----                ---

First Quarter                                    Cdn $2.20          Cdn $1.27
Second Quarter                                        2.24               1.17
Third Quarter                                         1.80               1.06
Fourth Quarter                                        2.25               0.89

Six Months Ended March 31, 2001                      High                Low
-------------------------------                      ----                ---

First Quarter                                    Cdn $1.90          Cdn $1.17
Second Quarter                                        3.24               1.50


            Immediately prior to the filing of this registration statement, an aggregate of 23,157,270 shares of our common stock were issued and outstanding and held by approximately 37 holders of record.

Dividend Policy

         We have never paid or declared cash or stock dividends on our common stock. The payment of cash dividends, if any, is at the discretion of our board of directors and will depend upon our earnings, our capital requirements, financial condition and other relevant factors. We intend, for the foreseeable future, to retain any future earnings for use in our business.

LEGAL PROCEEDINGS

         We are not party to any material legal proceedings other than those arising in the ordinary course of business.

RECENT SALES OF UNREGISTERED SECURITIES

         On August 10, 2000, we completed a private placement of 2,100,105 special warrants at $1.00 per warrant to raise $2,100,105. Each special warrant was convertible into a unit consisting of one share and one share purchase warrant. Two share purchase warrants will entitle the holder to purchase one additional share of our common stock at Cdn $1.25 for a period of two years. The proceeds from the private placement were applied to the development of additional prospects in the area of mutual interest under the Mobil/Altura agreement and development of our Brookshire properties. We paid a finder's fee in connection with the aforementioned placement consisting of 105,005 shares of our common stock and warrants to purchase 180,000 shares of our common stock at Cdn $1.50 until August 20, 2002.

         On January 15, 2001, we closed a private placement of 4,000,000 Units at Cdn $1.25 per Unit raising Cdn $5,000,000. Yorkton Securities Inc. acted as our placement agent. Each Unit consists of one share of our common stock and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one share of our common stock until January 15, 2002 at the price of Cdn $1.75 per share. The proceeds are being used for drilling and development of our oil and gas projects in Texas and Louisiana and to retire short term debt. Our placement agent fees in connection with the aforementioned sale of securities consisted of Cdn $400,000 cash and warrants to purchase 600,000 Units at Cdn $1.50 per Unit until January 15, 2002. Each Unit consists of one share of our common stock and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one share of our common stock at Cdn $1.75 until January 15, 2002.

         On September 21, 2000, we issued a convertible note in the sum of $1,000,000 to a third party. The principal sum is payable on or before September 21, 2002. The holder has the right to convert the principal amount of the note, excluding unpaid interest into fully paid common stock at a conversion price of $0.675 per common share until to September 21, 2002. The note also bears interest at 8% per annum calculated half yearly and is due semi-annually, commencing on March 5, 2001. We may, at our election, in lieu of cash, pay the interest by issuing fully paid shares of our common stock valued at the market closing price immediately preceding the interest payment due date. We issued 148,148 shares of our common stock as a finder's fee in connection with the aforementioned note issuance.

         On December 18, 2000, we issued a $500,000 convertible note with detached warrants to purchase 500,000 shares of our common stock at a price of $1.20 until December 18, 2002. The principal sum is due on or before December 18, 2002. The holder has the right to convert the principal amount of this note, excluding unpaid interest into fully paid shares of our common stock at a conversion price of $1.00 per share until December 18, 2002. This note also bears interest at 8% per annum calculated half yearly and is due semi-annually, commencing on June 18, 2001. We may, at our election, in lieu of cash, pay the interest by issuing fully paid shares of our common stock valued at the market closing price immediately preceding the interest payment due date. We issued 42,568 shares of our common stock as a finder's fee in connection with the aforementioned note issuance.

         We have also arranged loans in the amount of $240,000 which represents part of a convertible note in the sum of $500,000 issued to a third party which was issued on December 18, 2000. The holder has the right to convert the principal amount of this note, excluding unpaid interest into fully paid shares of our common stock at a conversion price of $1.00 per share until December 18, 2002. This note also bears interest at 8% per annum calculated half yearly and shall be paid semi-annually, commencing on July 18, 2001. We may, at our election, in lieu of cash, pay the interest by issuing fully paid shares of our common stock valued at market closing price immediately preceding the interest payment due date.

         During the year 2000, we issued promissory notes for $20,000, $40,000, $42,000 and $100,000. There were no specific terms of repayment and the notes were payable at our discretion. Interest was charged at the rate of 10% per annum. On January 16, 2001, we paid $202,000 in principal and $12,105 in interest to retire these outstanding short term loans.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The British Columbia Company Act provides that we may, with the approval of the Supreme Court of British Columbia , indemnify a director or former director against all costs and charges reasonably incurred by a director acting in that capacity. Such costs and charges may include those associated with an action brought by Touchstone Resources, Ltd. against a director.

INDEX TO FINANCE STATEMENTS

Consolidated financial statements as of September 30, 2000 and for the two years then ended:

Report of Independent Auditors..............................................F-1
Consolidated Balance Sheet..................................................F-2
Consolidated Statements of Operations.......................................F-3
Consolidated Statements of Stockholders' Equity.............................F-4
Consolidated Statements of Cash Flows.......................................F-5
Notes to Consolidated Financial Statements..................................F-6

Unaudited consolidated financial statements as of March 31, 2001 and for the three and six-months ended March 31, 2001 and 2000:

Consolidated Balance Sheet - Unaudited.....................................F-14
Consolidated Statements of Operations - Unaudited..........................F-15
Consolidated Statements of Cash Flows - Unaudited..........................F-16
Notes to Unaudited Consolidated Financial Statements.......................F-17

                        Wrinkle, Gardner & Company, P.C.
                          Certified Public Accountants
                           211 E. Parkwood, Suite 100
                            Friendswood, Texas 77546
                                 (281) 992-2200



                         Report of Independent Auditors
                         ------------------------------



Board of Directors
Touchstone Resources Ltd.
Houston, Texas

We have audited the accompanying consolidated balance sheet of Touchstone Resources Ltd. (a Canadian company) and subsidiaries as of September 30, 2000, and the related consolidated statements of operations, stockholder's equity, and cash flows for the years ended September 30, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Touchstone Resources Ltd. and subsidiaries as of September 30, 2000, and the consolidated results of their operations and their cash flows for the years ended September 30, 2000 and 1999, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Wrinkle, Gardner & Company, P.C.
------------------------------------
Friendswood, Texas
July 6, 2001

TOUCHSTONE RESOURCES LTD.
CONSOLIDATED BALANCE SHEET
September 30, 2000

ASSETS
CURRENT ASSETS
     Cash                                                                                          $       450,080
     Accounts receivable                                                                                    18,865
     Due from related party                                                                                  4,997
                                                                                                   ---------------
                                     Total current assets                                                  473,942

PROPERTY AND EQUIPMENT, at cost
     Office and computer equipment                                                                          10,060
     Less:  Accumulated depreciation                                                                        (2,279)
                                                                                                   ---------------
                                                                                                             7,781

OIL AND GAS PROPERTIES, at cost
     Unproved properties                                                                                 4,911,896
     Less: Accumulated depletion                                                                                 0
                                                                                                   ---------------
                                                                                                         4,911,896
                                                                                                   ---------------
                                         Total assets                                              $     5,393,619
                                                                                                   ===============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable and accrued expenses                                                         $       178,031
     Due to related parties                                                                                 46,878
     Due to stockholder                                                                                     20,481
     Notes payable                                                                                         120,000
                                                                                                   ---------------
     Total current liabilities                                                                             365,390

CONVERTIBLE LOANS                                                                                        1,065,217

STOCKHOLDERS' EQUITY
     Convertible loans, equity portion                                                                     174,783
     Common stock, no par value, 100,000,000 shares authorized,
       17,929,089 issued and outstanding                                                                 4,625,020
     Accumulated deficit                                                                                  (752,089)
     Accumulated other comprehensive income:
     Unrealized (loss) on foreign currency translation                                                     (84,702)
                                                                                                   ---------------
                                                                                                         3,963,012
                                                                                                   ---------------
                                                Total liabilities and stockholders' equity         $     5,393,619
                                                                                                   ===============

See notes to consolidated financial statements.

TOUCHSTONE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                Year Ended          Year Ended
                                                             September 30,       September 30,
                                                                      2000                1999
                                                           ---------------     ---------------
Oil and gas revenue                                        $        31,908     $             0
Gain on sale of operating interest, net                             10,167                   0
                                                           ---------------     ---------------
                                                                    42,075                   0

Operating expenses:
     Production                                                     12,728                   0
     General and administrative                                    534,126              70,169
     Loss on investment                                             90,165                   0
     Impairment charge on acquisition                                    0              86,976
                                                           ---------------     ---------------
     Total operating expenses                                      637,019             157,145
                                                           ---------------     ---------------
                                 Net (loss)                $      (594,944)    $      (157,145)
                                                           ===============     ===============

     Net (loss) per share - basic and diluted              $         (0.05)    $         (0.03)
                                                           ===============     ===============

     Weighted average common shares                             13,053,045           5,415,500


See notes to consolidated financial statements.

TOUCHSTONE RESOURCES LTD.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

September 30, 1998 through September 30, 2000

                                                                                                 Common Stock
                                                                                     -----------------------------------
                                                                                         Number of
                                                                       Total              Shares              Amount
                                                                  ----------------   ----------------   ----------------

Balance at September 30, 1998                                     $        160,575          2,654,002   $        381,595
  Acquisition of subsidiary                                              2,337,474          5,523,000          2,116,454
  Other comprehensive loss, net of tax:
      Unrealized (loss) on foreign currency translation                    (22,935)
  Net (loss) for 1999                                                     (157,145)
                                                                  ----------------   ----------------   ----------------
Balance at September 30, 1999                                            2,317,969          8,177,002          2,498,049
  Shares issued for cash                                                 2,126,971          4,229,087          2,126,971
  Exercise of Special Warrants                                                   0          5,523,000
  Issuance of convertible loans                                            174,783
  Other comprehensive loss, net of tax:
      Unrealized (loss) on foreign currency translation                    (61,767)
  Net (loss) for 2000                                                     (594,944)
                                                                  ----------------   ----------------   ----------------
Balance at September 30, 2000                                     $      3,963,012         17,929,089   $      4,625,020
                                                                  ================   ================   ================

                                                                                       Accumulated
                                                                                          Other
                                                                     Convertible       Comprehensive      Accumulated
                                                                        Loans          Income (Loss)        Deficit
                                                                  ----------------   ----------------   ----------------

Balance at September 30, 1998                                     $                  $                  $       (221,020)
  Acquisition of subsidiary                                                                                      221,020
  Other comprehensive loss, net of tax:
      Unrealized (loss) on foreign currency translation                                       (22,935)
  Net (loss) for 1999                                                                                           (157,145)
                                                                  ----------------   ----------------   ----------------
Balance at September 30, 1999                                                    0            (22,935)          (157,145)
  Shares issued for cash
  Exercise of Special Warrants
  Issuance of convertible loans                                            174,783
  Other comprehensive loss, net of tax:
      Unrealized (loss) on foreign currency translation                                       (61,767)
  Net (loss) for 2000                                                                                           (594,944)
                                                                  ----------------   ----------------   ----------------
Balance at September 30, 2000                                     $        174,783   $        (84,702)  $       (752,089)
                                                                  ================   ================   ================

See notes to consolidated financial statements.

TOUCHSTONE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      Year Ended            Year Ended
                                                                                   September 30,         September 30,
                                                                                            2000                  1999
                                                                             -------------------   -------------------
OPERATING ACTIVITIES
     Net (loss)                                                              $          (594,944)  $          (157,145)
     Adjustments to reconcile net (loss) to net cash
             (used in) provided by operating activities:
             Impairment charge on acquisition                                                  0                86,976
             Depreciation                                                                  1,916                   361
             Gain on sale of operating interest                                          (10,167)                    0
         Changes in operating assets and liabilities:
             Accounts receivable                                                         (14,876)               (4,069)
             Accounts payable and accrued expenses                                        64,919               112,372
                                                                             -------------------   -------------------
     Net cash (used in) provided by operating activities                                (553,152)               38,495

INVESTING ACTIVITIES
     Capital expenditures                                                                 (3,302)               (6,712)
     Oil and gas properties, full cost                                                (2,346,578)           (2,547,780)
     Proceeds from sale of operating interest                                             65,000                     0
     Sale of operating interest                                                          (54,833)                    0
     Foreign currency translation adjustment                                             (37,180)                1,068
     Acquisition of subsidiary                                                                 0               (86,976)
     Due from related parties                                                             (4,997)                    0
                                                                             -------------------   -------------------
     Net cash (used in) investing activities                                          (2,381,890)           (2,640,400)

FINANCING ACTIVITIES
     Proceeds from short-term debt                                                       120,000                70,458
     Principal payments on short-term debt                                               (70,458)                    0
     Convertible loans                                                                 1,240,000                     0
     Due to related parties                                                              (35,352)               52,371
     Proceeds from issuance of stock and special warrants                              2,126,971             2,483,037
                                                                             -------------------   -------------------
     Net cash provided by financing activities                                         3,381,161             2,605,866
                                                                             -------------------   -------------------
             INCREASE IN CASH                                                            446,119                 3,960
CASH AT BEGINNING OF YEAR                                                                  3,960                     0
                                                                             -------------------   -------------------
CASH AT END OF YEAR                                                          $           450,080   $             3,960
                                                                             ===================   ===================

Supplemental disclosures:
Cash paid for interest                                                       $             7,458   $                 0
Cash paid for income taxes                                                                     0                     0


See notes to consolidated financial statements.

TOUCHSTONE RESOURCES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1999 and 2000

1.  General

Nature of Business
Touchstone Resources, Ltd., (the "Company") is a public corporation incorporated under the Company Act of British Columbia and its shares are traded on the Canadian Venture Exchange. The principal business activity, which is conducted through the Company's wholly owned subsidiaries, Fortis Energy, LLC, and Touchstone Resources USA, Inc., is oil and gas exploration, development, operations, and acquisitions of oil and gas leases. Fortis Energy, LLC (Fortis), is a Texas limited liability Company formed on April 17, 1998. Touchstone Resources USA, Inc. (Touchstone USA), is a Texas corporation formed on May 12, 2000.

2.  Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

Basis of Consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Fortis Energy, LLC, and Touchstone Resources USA, Inc. All intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Oil and Gas Properties
The Company utilizes the full cost method to account for its investment in oil and gas properties. Under this method, all costs of acquisition, exploration and development of oil and gas reserves (including such costs as leasehold acquisition costs, geological expenditures, dry hole costs and tangible and intangible development costs and direct internal costs) are capitalized as incurred. The cost of oil and gas properties, the estimated future expenditures to develop proved reserves, and estimated future abandonment, site remediation and dismantlement costs are depleted and charged to operations using the unit-of-production method based on the ratio of current production to proved oil and gas reserves as estimated by independent engineering consultants. Costs directly associated with the acquisition and evaluation of unproved properties are excluded from the amortization computation until it is determined whether or not proved reserves can be assigned to the properties or whether impairment has occurred. Depletion was not material to the financial statements for the years ended September 30, 2000 or 1999.

Property and Equipment
Property and equipment is stated at cost. Major additions and improvements are capitalized. Replacements, maintenance, and repairs that do not improve or extend the life of the respective assets are expensed currently. When property is retired or otherwise disposed of, the cost of the property is removed from the asset account, accumulated depreciation is charged with an amount equivalent to the depreciation provided, and the difference net of salvage value is charged or credited to earnings.

Depreciation
Provisions for depreciation are computed at rates considered to be sufficient to amortize the cost of the assets over their estimated useful lives using the straight-line method. The principal depreciation rates are based on the following estimated useful lives: office and computer equipment-5 years.

Income Taxes
The Company follows the liability method for deferred income taxes as required by the provisions of SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities were not material at September 30, 2000 or 1999.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk
Financial instruments that could potentially subject the Company to concentrations of credit risk include receivables. The Company continuously evaluates the creditworthiness of its' customers' financial conditions in determining credit to be extended.

Fair Value of Financial Instruments
The Company's financial instruments consist of cash, accounts receivable, accounts payable, loan payable and stockholder loans, amounts due from related parties, promissory notes payable, convertible loans and interest payable. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values.

The Company is exposed to foreign exchange risk as it conducts business in both
U. S. and Canadian dollars. All amounts on the accompanying financial statements are stated in U. S. dollars, the Company's functional currency for consolidation and reporting purposes.

Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, as of September 30, 2000, the Company has a cumulative loss of $752,089. This factor, among others, indicates that the Company may be unable to continue as a going concern. The financial statements do not include any adjustment relating to the amounts and classifications of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing and to attain profitable operations.

Foreign Currency Translation
The Company's functional currency is the U.S. dollar. Assets and liabilities of the Company's operations that operate outside the United States which have a functional currency other than the U.S. dollar are translated into U.S. dollars at the year-end exchange rate. Revenues and expenses for these businesses are translated at average exchange rates effective during the year. Cumulative gains or losses from foreign currency translation are reflected in comprehensive income under the equity section of the consolidated balance sheet. These gains or losses will be recognized in operations in the year in which a change in control occurs.

Comprehensive Income
Comprehensive income consists of currency translation adjustments and net income.

3.  Promissory Notes Payable

During the year, the Company issued notes for $20,000 and $100,000. The notes are due on demand. Interest is charged at the rate of 10% per annum. Accrued interest in the amount of $6,171 has been included in accrued expenses as of September 30, 2000.

4.  Convertible Loans

The convertible loans comprise:

                                          2000                      1999
                                   ------------------        ------------------

Liability portion                           1,065,217        $                -
Equity portion                                174,783                         -
                                   ------------------        ------------------

                                            1,240,000        $                -
                                   ==================        ==================


The Company issued a convertible note in the sum of $1,000,000 to a third party on September 21, 2000. The principal sum is due on or before September 21, 2002. The lender will have the right to convert the principal amount of this note, excluding unpaid interest, into fully paid common shares at a conversion price of $0.675 per common share up to September 21, 2002. This note also bears interest at 8% per annum calculated half yearly and shall be paid semi-annually, commencing on March 5, 2001. The Company may at its election, in lieu of cash, pay the interest by issuing fully paid common shares of the Company valued at the market closing price immediately preceding the interest payment due date. Accrued interest of $12,735 is included in accrued expenses. During the year, the Company has also arranged loans in the amounts of $240,000 which represents part of a convertible note in the sum of $500,000 issued to a third party which closed on December 18, 2000. The lender will have the right to convert the principal amount of this note, excluding unpaid interest, into fully paid common shares at a conversion price of $1.00 per common share up to December 18, 2002. This note also bears interest at 8% per annum calculated half yearly and shall be paid semi- annually, commencing on July 18, 2001. The Company may at its election, in lieu of cash, pay the interest by issuing fully paid common shares of the Company valued at the market closing price immediately preceding the interest payment due date. Accrued interest of $2,015 is included in accrued expenses.

5.  Common Stock

During the year, the following common shares have been issued:

                                                                                    Unit          $
                                                                  No. of Shares     Price       Amount
                                                                 -----------------------------------------


Stock options to directors-                                              115,000     0.51          58,650
9/21/99

Finder fee for acquisition of Fortis Energy-                             633,500     0.27         171,045
9/29/99

Exercise of Special Warrants issued 9/29/99                            5,523,000                1,010,463

Exercise of warrants issued 10/5/99                                      232,001     0.85         197,201

Private placement for additional capital-11/5/99                       1,000,000     0.51       1,407,070
Private placement for additional capital-8/14/00                       2,100,105     0.67

Finder fee for private placement-8/14/00                                 148,481     0.67          99,482
                                                                  --------------            -------------

                                                                       9,752,087                3,453,911
                                                                  ==============

Less:  Share issuance costs                                                                      (320,642)
                                                                                            -------------
                                                                                                3,133,269
                                                                                            =============

6.  Stock Options

During the year, the following incentive stock options have been granted and partially exercised by the officers and employees of the Company:


                                                     Price Per     No. of Shares       No. of Shares
   Date Issued        Term        No. of shares      Share ($)       Exercised          Outstanding
  ------------        ----        -------------      ---------       ---------          -----------
     9/21/1999      5 years             125,000         0.51          115,000                10,000


     1/18/2000      5 years             800,000         1.45                -               800,000


      5/3/2000      5 years             640,000         0.67                -               640,000


     9/14/2000      5 years             265,000         1.21                -               265,000
                                  -------------                     ---------           -----------
                                      1,830,000                       115,000             1,715,000
                                  =============                     =========           ===========

7.  Warrants

During the year, the following warrants have been issued and are outstanding as of September 30, 2000:


                                                  Price Per      No. of Shares       No. of Shares
  Date Issued       Term       No. of shares      Share ($)        Exercised          Outstanding
  -----------       ----       -------------      ---------        ---------          -----------

    10/5/1999      1 year            500,000         0.85             232,001             267,999
    8/10/2000      2 years         1,050,052         0.84                   -           1,050,052
    8/10/2000      2 years           180,000         1.01                   -             180,000
    9/21/2000      2 years         1,481,481         0.75                   -           1,481,481
                               -------------                       ----------         -----------
                                   3,211,533                          232,001           2,979,532
                               =============                       ==========         ===========

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: Expected dividend yield = 0%, risk-free interest rate =6.0%, expected volatility = 30.0% and the expected life in years = life reflected in the tables above.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility. The Company uses projected volatility rates which are based upon historical volatility rates trended into future years. Because of these assumptions, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's options. The weighted-average estimated fair values of stock options granted during fiscal 2000 was $.34 per share.

8.  Due to Stockholder

Non-interest bearing and due on demand.

9.  Subsequent Events

The following warrants have been issued subsequent to the year end.


               Date Granted              Term                No. of Shares                 Price per Share
               ------------              ----                -------------                 ---------------

                 12/18/2000           2 years                      500,000                           $1.20
                  1/15/2001            1 year                    2,300,000                           $1.17

The following incentive stock options have been granted to the directors, employees and a consultant of the Company:

               Date Granted              Term                No. of Shares                 Price per Share
               ------------              ----                -------------                 ---------------

                  1/16/2001           5 years                      265,000                           $1.44

By an agreement dated November 8, 2000, the Company has committed to issue 92,857 fully paid and non-assessable shares of the capital stock of the Company to a third party, at the deemed price of $1.00 per share as part of the acquisition of the participating interest in eight oil and gas prospects by Touchstone USA, Inc., a wholly-owned subsidiary of the Company.

By an agreement dated November 8, 2000, the Company has committed to issue 25,000 fully paid and non-assessable shares of the capital stock of the Company to a third party, at the deemed price of $0.96 per share as part of the acquisition of the participating interest in eight oil and gas prospects by Touchstone USA, Inc., a wholly-owned subsidiary of the Company.

On January 15, 2001, the Company approved subscriptions for the private placement of 4,000,000 shares at a price of $0.83 per share and 2,000,000 share purchase warrants at the price of $1.17 per share for a period of 12 months. The Company will also pay the agent a cash commission of 8% of the gross proceeds of the Offering, an administration fee and the issuance of 600,000 Broker's warrants, at $1.00 per unit for a period of 12 months.

On April 26, 2001, the Company implemented a stock option plan for directors, employees and service providers of the Company subject to acceptance by the Canadian Venture Exchange (CDNX). Disinterested members of the Company at its annual general meeting held on March 30, 2001 approved the plan. There are 2,364,703 shares reserved for issuance under the plan, which does note include options already issued and outstanding under separate agreements. The plan contains a vesting schedule providing that 25 percent of an option can be exercised upon CDNX acceptance and 12-1/2 percent per quarter thereafter. Under the plan, an option can be granted for a period of up to five years at a price equal to the Company's market price prevailing on the date a particular option is granted less the applicable discount, if any, permitted by the policies of the CDNX.

No optionee shall be entitled to a grant of more the 5 percent of the Company's issued and outstanding common shares on a non-diluted basis over a 12-month period. The number of shares reserved under the plan, including separate option agreements presently outstanding, represents 20 percent of the Company's issued and outstanding common shares as of March 30, 2001.

On May 8, 2001, the Company issued 50,000 common shares at $1.13 per share from the exercise of warrants for cash proceeds of $56,726.

On May 16, 2001, the Company completed the issue of $484,819 convertible notes with detached warrants to purchase 275,735 shares of the Company at $2.07 until May 17, 2002. The notes are due May 17, 2002, and bear interest at 8 percent payable in cash or in shares valued at the time of payment. The notes are unsecured and are convertible into shares of the Company at the rate of $1.76 per share until May 17, 2002. The proceeds will finance the Company's continuing exploration and drilling activities on its oil and gas properties. The Company is paying $48,482 as a finder's fee. The securities are subject to a hold period expiring on September 17, 2001.

On May 17, 2001, the Company completed a partially brokered private placement of 643,757 shares at $1.46 plus 643,757 non-transferable share purchase warrants exercisable to purchase 643,757 common shares at $1.56 until May 15, 2002. In consideration for arranging the brokered portion of the private placement, the agent received a 10% commission of $66,987 paid in cash and 161,111 agent's warrants to purchase 161,111 common shares at $1.56 until May 15, 2002.

On May 23, 2001, the Company announced that it proposed to offer by way of a private placement up to $1,494,812 of convertible debentures. Each placee will receive a retractable debenture convertible for a period of 18 months into common shares of the Company on the basis of one common share of the Company for each $1.41 principal amount of debenture. In addition, each placee will receive a detached warrant to purchase one share for each $1.41 principal amount of debenture exercisable for a period of 18 months to purchase one additional common share of the Company at $1.65 per share. The debentures will be unsecured and bear interest at 8 percent. Interest will be payable at maturity and will, at the option of the Company, be payable in common shares of the Company valued at the time of issue. The proceeds from the placement will be used for continued exploration on the Company's oil and gas properties.

10.  Contingencies

The Company, through its subsidiaries Fortis Energy, LLC and Touchstone Resources USA, Inc. is engaged in a legal proceeding that has arisen but has not been fully adjudicated. The Company intends to vigorously defend this matter. Management believes the ultimate resolution of this litigation will not have a material adverse affect on its financial position or results of operations. Therefore, no contingent liability has been established as of September 30, 2000.

There are certain claims that were made against Fortis regarding the costs and expenses associated with the drilling of a well in Texas. Pursuant to the terms of a certain Agreement between Fortis and Sebring Exploration Texas, Inc., dated October 25, 2000, all outstanding claims and debts regarding the costs and expenses associated with the drilling of the well were compromised and settled. All of the filed lawsuits have been dismissed. The settlement of these claims did not have a material affect on the financial position or results of operations of Fortis.

11.  Contracts and Agreements

Touchstone has entered into operating agreements with various entities for interests in oil and gas properties. In accordance with these agreements, Touchstone makes commitments of $3,110,397 under these agreements.

12.  Related Parties Transactions

The Company has $60,750 in legal fees payable to a law firm in which a director of the Company is a partner.

Included in "Due from related parties" on the accompanying balance sheet is $4,997 due from a director. The amount represents an amount due upon exercise of incentive stock options and has been repaid in full subsequent to the balance sheet date. In addition, Fortis and Touchstone USA have $46,878 due to related parties, and the Company has $20,481 due to stockholders.

13.  Acquisitions

On July 14, 1999, the members of Fortis entered into an agreement with the Company whereby the Company acquired all the membership interest of Fortis from the members. The Company issued common stock and warrants valued at $3,000,000 to the members in exchange for their interest in Fortis. The effective date of the transaction was September 30, 1999. The transaction has been accounted for as a reverse merger. Accordingly, the statement of operations for the year ended September 30, 1999, includes the operations of Fortis and not the Company.

On May 12, 2000, the Company subscribed for all of the issued 1,000,000 shares of common stock valued at $1,000 of Touchstone Resources USA, Inc., making it a wholly owned subsidiary of the Company. The shares were issued May 24, 2000. The accompanying statement of operations for the year ended September 30, 2000, includes the results of Touchstone USA from inception, May 12, 2000, through September 30, 2000.

14.  Income Taxes

As of September 30, 2000, losses carried forward for Canadian income tax purposes aggregating approximately Cdn. $446,062 (approximately US $300,000) are available for reduction of future years' taxable income. These losses expire as follows:

          2001                         $        8,182
          2002                                 23,508
          2003                                 26,365
          2004                                 24,057
          2005                                 21,745
          2006                                 80,411
          2007                                115,732
                                        -------------
                                        $     300,000
                                        =============

The entire balance has been allowed for via a valuation allowance due to anticipated tax losses in the future. Thus, no deferred tax asset or deferred tax benefit is recorded in the accompanying financial statements.

TOUCHSTONE RESOURCES LTD.
CONSOLIDATED BALANCE SHEET - UNAUDITED
March 31, 2001

ASSETS
CURRENT ASSETS
     Cash                                                                                          $       861,903
     Accounts receivable                                                                                    96,272
     Due from related party                                                                                  3,539
     Prepaid expenses                                                                                       71,320
                                                                                                   ---------------
                                     Total current assets                                                1,033,034

PROPERTY AND EQUIPMENT, at cost
     Machinery and equipment                                                                               135,060
     Less:  Accumulated depreciation                                                                        (3,575)
                                                                                                   ---------------
                                                                                                           131,485

OIL AND GAS PROPERTIES, at cost
     Unproved properties                                                                                 6,836,515
     Less: Accumulated depletion                                                                                 0
                                                                                                         6,836,515
                                                                                                   ---------------
                                         Total assets                                              $     8,001,034
                                                                                                   ---------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable and accrued expenses                                                         $       225,560
     Due to related parties                                                                                    200
     Due to stockholder                                                                                     19,487
                                                                                                   ---------------
                                   Total current liabilities                                               245,247

CONVERTIBLE LOANS                                                                                        1,228,642

STOCKHOLDERS' EQUITY
     Convertible loans, equity portion                                                                     200,917
     Common stock, no par value, 100,000,000 shares authorized,
         22,413,513 shares issued and outstanding                                                        8,003,139
     Accumulated deficit                                                                                (1,584,897)
     Accumulated other comprehensive income:
     Unrealized (loss) on foreign currency translation                                                     (92,014)
                                                                                                         6,527,145
                                                                                                   ---------------
                          Total liabilities and stockholders' equity                               $     8,001,034
                                                                                                   ---------------

See notes to unaudited consolidated financial statements

TOUCHSTONE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED
MARCH 31, 2001


                                       Three months         Three months           Six months            Six months
                                              ended                ended                ended                 ended
                                     March 31, 2001       March 31, 2000       March 31, 2001        March 31, 2000
                                  -----------------     ----------------     ----------------     -----------------
Oil and gas revenue               $          27,277     $              0     $         60,400     $               0

Operating Expenses
Production                                   19,844                    0               29,683                     0
General and administrative                  538,320               96,216              878,338               243,534
   Total operating expenses                 558,164               96,216              908,021               243,534
                                  -----------------     ----------------     ----------------     -----------------

                                                  0                 (447)                   0                52,012
                                             12,010                   12               14,813                    14
          Net (loss)              $        (518,877)    $        (96,651)    $       (832,808)    $        (191,508)
                                  =================     ================     ================     =================


Net (Loss) per share
 basic and diluted                $           (0.03)    $          (0.01)    $          (0.04)    $           (0.02)
                                  =================     ================     ================     =================

Weighted average common shares           20,387,513           11,785,252           19,568,038            11,770,252


TOUCHSTONE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

                                                           Three months      Three months       Six months         Six months
                                                              ended              ended             ended              ended
                                                          March 31, 2001     March 31, 2000    March 31, 2001     March 31, 2000
                                                        -----------------  -----------------  -----------------  -----------------
OPERATING ACTIVITIES
    Net (loss)                                          $        (518,877) $         (96,651) $        (832,808) $        (191,508)
    Adjustments to reconcile net (loss) to net cash
           (used in) operating activities:
           Depreciation                                               811                485              1,296                944
    Changes in operating assets and liabilities:
           Accounts receivable                                    (76,104)             2,843            (77,407)             2,399
           Prepaid expenses                                         3,680                               (71,320)
           Accounts payable and accrued expenses                   67,530             15,596             47,529            (73,205)
                                                        -----------------  -----------------  -----------------  -----------------
    Net cash (used in) operating activities                      (522,960)           (77,727)          (932,710)          (261,370)

INVESTING ACTIVITIES
    Capital expenditures                                         (125,000)               (49)          (125,000)            (3,380)
    Oil and gas properties, full cost                          (1,479,006)          (156,471)        (1,924,619)          (335,675)
    Foreign currency translation adjustment                         3,070                 93             (7,312)            (3,390)
    Due from related parties                                                                              1,458
                                                        -----------------  -----------------  -----------------  -----------------
    Net cash (used in) investing activities                    (1,600,936)          (156,427)        (2,055,473)          (342,445)

FINANCING ACTIVITIES
    Payments on short-term debt                                  (170,015)                             (120,000)           (71,319)
    Convertible loans                                             (73,334)                              189,559
    Due to related parties                                        (48,609)                              (46,678)
    Due to stockholders                                            (1,006)                                 (994)           (12,570)
    Share subscriptions                                                             (354,624)                              161,322
    Proceeds from issuance of stock and                         3,036,730            516,912          3,378,119            529,252
    special warrants
                                                        -----------------  -----------------  -----------------  -----------------
    Net cash provided by financing activities                   2,743,766            162,288          3,400,006            606,685
                                                        -----------------  -----------------  -----------------  -----------------
                             INCREASE IN CASH                     619,870            (71,866)           411,823              2,870
CASH AT BEGINNING OF PERIOD                                       242,033             78,695            450,080              3,959

CASH AT END OF PERIOD                                   $         861,903  $           6,829  $         861,903  $           6,829
                                                        =================  =================  =================  =================

TOUCHSTONE RESOURCES, LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2001

1. Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with U. S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by U. S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three- and six-month periods ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ended September 30, 2001. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the interim statements, the Company has a cumulative loss of $1,584,897. This factor, among others, indicates that the Company may be unable to continue as a going concern. The interim statements do not include any adjustment relating to the amounts and classifications of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing and to attain profitable operations.

2. Subsequent Events

On April 26, 2001, the Company implemented a stock option plan for directors, employees and service providers of the Company subject to acceptance by the Canadian Venture Exchange (CDNX). Disinterested members of the Company at its annual general meeting held on March 30, 2001 approved the plan. There are 2,364,703 shares reserved for issuance under the plan, which does not include options already issued and outstanding under separate agreements. The plan contains a vesting schedule providing that 25 percent of an option can be exercised upon CDNX acceptance and 12-1/2 percent per quarter thereafter. Under the plan, an option can be granted for a period of up to five years at a price equal to the Company's market price prevailing on the date a particular option is granted less the applicable discount, if any, permitted by the policies of the CDNX.

No optionee shall be entitled to a grant of more than 5 percent of the Company's issued and outstanding common shares on a non-diluted basis over a 12-month period. The number of shares reserved under the plan, including separate option agreements presently outstanding, represents 20 percent of the Company's issued and outstanding common shares as of March 30, 2001.

On May 8, 2001, the Company issued 50,000 common shares at $1.13 per share from the exercise of warrants for cash proceeds of $56,726.

On May 16, 2001, the Company completed the issue of $484,819 convertible notes with detached warrants to purchase 275,735 shares of the Company at $2.07 until May 17, 2002. The notes are due May 17, 2002, and bear interest at 8 percent payable in cash or in shares valued at the time of payment. The notes are unsecured and are convertible into shares of the Company at the rate of $1.76 per share until May 17, 2002. The proceeds will finance the Company's continuing exploration and drilling activities on its oil and gas properties. The Company is paying $48,482 as a finder's fee. The securities are subject to a hold period expiring on September 17, 2001.

On May 17, 2001, the Company completed a partially brokered private placement of 643,757 shares at $1.46 plus 643,757 non-transferable share purchase warrants exercisable to purchase 643,757 common shares at $1.56 until May 15, 2002. In consideration for arranging the brokered portion of the private placement, the agent received a 10% commission of $66,987 paid in cash and 161,111 agent's warrants to purchase 161,111 common shares at $1.56 until May 15, 2002.

On May 23, 2001, the Company announced that it proposed to offer by way of a private placement up to $1,494,812 of convertible debentures. Each placee will receive a retractable debenture convertible for a period of 18 months into common shares of the Company on the basis of one common share of the Company for each $1.41 principal amount of debenture. In addition, each placee will receive a detached warrant to purchase one share for each $1.41 principal amount of debenture exercisable for a period of 18 months to purchase one additional common share of the Company at $1.65 per share. The debentures will be unsecured and bear interest at 8 percent. Interest will be payable at maturity and will, at the option of the Company, be payable in common shares of the Company valued at the time of issue. The proceeds from the placement will be used for continued exploration on the Company's oil and gas properties.

3. Contingencies

The Company, through its subsidiaries Fortis Energy, LLC and Touchstone Resources USA, Inc. is engaged in a legal proceeding that has arisen but has not been fully adjudicated. The Company intends to vigorously defend this matter. Management believes the ultimate resolution of this litigation will not have a material adverse affect on its financial position or results of operations. Therefore, no contingent liability has been established as of March 31, 2001.

4. Comprehensive Income

Total comprehensive income (loss) was $(515,807) and $(840,120) for the three and six-months ended March 31, 2001 and $(96,558) and $(194,898) for the three and six-months ended March 31, 2000.

5. Segmented Information

The Company is involved in several oil and gas exploration projects in the United States. Details of assets, liabilities and operating results by geographical segment are as follows:


March 31, 2001:                                United States                  Canada                     Total
                                    --------------------------------------------------------------------------
Oil and gas property costs           $             6,836,515     $                 -    $            6,836,515
Total assets                                       7,846,874                 154,160                 8,001,034
Current liabilities                                   69,814                 175,433                   245,247
Long term liabilities                                      -               1,228,642                 1,228,642
Loss for six months ended                            684,392                 148,416                   832,808
March 31, 2001
Loss for three months ended                          431,210                  87,667                   518,877
March 31, 2001

March 31, 2000:                                United States                  Canada                     Total
                                    --------------------------------------------------------------------------
Oil and gas property costs           $             2,899,939     $                 -    $            2,899,939
Total assets                                       2,911,016                   6,238                 2,917,254
Current liabilities                                  193,697                  49,624                   243,321
Long term liabilities                                      -                       -                         -
Loss for six months ended                            147,026                  44,482                   191,508
March 31, 2000
Loss for three months ended                           72,833                  23,818                    96,651
March 31, 2000

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 10-SB and has duly caused this annual report to be signed on its behalf by the undersigned, hereunder duly authorized.


                                            TOUCHSTONE RESOURCES, LTD.

                                            By: /s/ Mark A. Bush
                                               ----------------------
                                               Mark A. Bush
                                               Director and President
         Date: August 2, 2001

         Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

         We, the undersigned officers and directors of Touchstone Resources Ltd. hereby severally constitute and appoint Mark A. Bush, our true and lawful attorney-in-fact and agent with full power of substitution for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all documents relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                   Signature                         Date
                                   ---------                         ----

                             /s/ Mark A. Bush                   August 2, 2001
                             ---------------------------
                             Mark A. Bush
                             Director and President

                             /s/ Wesley E. Franklin             August 2, 2001
                             ---------------------------
                             Wesley E. Franklin
                             Executive Vice President

                             /s/ D. Christopher Barden          August 2, 2001
                             ---------------------------
                             D. Christopher Barden
                             Vice President of Operations

                             /s/ Brian C. Irwin, LLB            August 2, 2001
                             ---------------------------
                             Brian C. Irwin, LLB
                             Director and Secretary

                             /s/ John Allan McAskill            August 2, 2001
                             ---------------------------
                             John Allan McAskill
                             Director

                             /s/ Ronald Schmitz                 August 2, 2001
                             ---------------------------
                             Ronald Schmitz
                             Director

The following Exhibits are filed herewith:

Exhibit No.    Description
-----------    -----------

    3.1        Articles of Incorporation*
               (with amendments)

    3.2        Bylaws*

    10.1       Employment Agreement Between the Company and Wesley E. Franklin*

    10.2       Employment Agreement Between the Company and D. Chris Barden*

    10.3 Joint Exploration Agreement Between the Company and Mobil Exploration & Producing U.S. Inc. and Altura Energy, LLC**

    10.4       Exploration Agreement Between the Company and Charger Petroleums
               Inc.**

    10.5       Agreement between the Company and Pan American Energy, LLC**

    10.6       Exploration Agreement Between the Company and Blue Star Oil &
               Gas, Inc.**

    10.7       Exploration Agreement Between the Company and B.J. Resources**

    10.8       Exploration Agreement Between SKH Management, LP**

    23         Consent of Wrinkle, Gardner & Company, P.C.*

    24 Power of Attorney (included on the signature page to this registration statement)*

---------------

    *          Filed herewith.
    **         To be filed by amendment.